Exhibit 99.5

ENBRIDGE INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2016

February 17, 2017

Enbridge Inc. 2016 Annual Information Form

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

As of the date hereof, portions of the MD&A and the Financial Statements, as filed with the securities commissions or similar authorities in each of the provinces of Canada, as detailed below, are specifically incorporated by reference into and form an integral part of this AIF.  These documents are available on SEDAR which can be accessed at www.sedar.com.

	Page Reference From
	AIF	Annual Financial Statements	MD&A

Glossary	1
Presentation of Information	4		17
Forward-Looking Information	5
Corporate Structure	6		3-4, 21-26
General Description of the Business	7
General Development of the Business	11		4-8, 14-15, 30-44
Liquids Pipelines	21		45-64
Gas Distribution	22		64-68
Gas Pipelines and Processing	25		69-79
Green Power and Transmission	26		80-81
Energy Services	26		81-82
Safety, Environment and industry	27		22, 26-30, 107
Employees	28		25
Corporate Social Responsibility and Sustainability	28
Risk Factors	28		62-64, 67-68, 71-72, 73, 74-75, 76, 77, 78-79, 80-81, 82, 97-105
Description of Capital Structure	28
Dividends	31
Other Securities	33
Credit Facilities	33
Directors and Officers	33
Audit, Finance & Risk Committee	36
External Auditor Services - Fees	38
Legal Proceedings and Regulatory Actions	39	71
Interest of Management and Others in Material Transactions	39
Registrar and Transfer Agent	39
Material Contracts	39
Interests of experts	39
Additional Information	39
APPENDIX A	A-1
APPENDIX B	B-1
APPENDIX C	C-1

Enbridge Inc. 2016 Annual Information Form

GLOSSARY

In this AIF, unless the context otherwise requires, the following terms shall have the indicated meanings.

“ACCFO” has the meaning ascribed under the heading “Non-GAAP Measures” of this AIF;

“AFR Committee” means the Audit, Finance & Risk Committee of the Board;

“AIF” means this annual information form of the Company dated February 17, 2017 for the year ended December 31, 2016;

“Alliance Pipeline Canada” means the Canadian portion of Alliance Pipeline;

“Aux Sable” means Aux Sable Liquid Pipelines LP, Aux Sable Midstream LLC and Aux Sable Canada LP;

“Board” means the Board of Directors of the Company;

“Canadian Mainline” has the meaning ascribed under the heading “Liquids Pipelines” of this AIF;

“Canadian Restructuring Plan” has the meaning ascribed under the heading “General Development of the Business” of this AIF;

“CBCA” means the Canada Business Corporations Act;

“Common Shares” means the common shares in the capital of the Company;

“Company” or “Enbridge” means Enbridge Inc., and as the context requires, includes its subsidiaries;

“CSR” means Corporate Social Responsibility;

“CSR Committee” means the Corporate Social Responsibility Committee of the Board;

“DBRS” means DBRS Limited;

“EBIT” means earnings before interest and taxes;

“ECT” means Enbridge Commercial Trust, an unincorporated trust established under the laws of Alberta;

“EDGAR” means the SEC’s website;

“EELP” means Enbridge Energy, Limited Partnership, a Delaware limited partnership that is a subsidiary of and indirectly controlled by the Company;

“EEP” means Enbridge Energy Partners, L.P., a NYSE listed Delaware limited partnership in which Enbridge owns, directly and indirectly, approximately 35.3% (excluding US$1.2 billion of EEP preferred shares held indirectly by Enbridge);

“EEM” means Enbridge Energy Management, L.L.C., a Delaware limited liability company and an indirect subsidiary of the Company;

“EGD” means Enbridge Gas Distribution Inc., a corporation continued under the laws of Ontario and an indirect wholly-owned subsidiary of the Company;

“EGNB” means Enbridge Gas New Brunswick, a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of the Company;

“EIFH” means Enbridge Income Fund Holdings Inc., a corporation incorporated under the laws of Alberta in which the Company owns a 19.9% ownership interest;

“EIPGP” means Enbridge Income Partners GP Inc., a corporation incorporated under the laws of Canada, which is the current general partner of EIPLP, and of which Enbridge owns 51% and ECT owns 49%;

“EIPLP” means Enbridge Income Partners LP, a limited partnership established under the laws of Alberta;

Enbridge Inc. 2016 Annual Information Form

“EPI” means Enbridge Pipelines Inc., a corporation incorporated under the laws of Canada and a direct wholly-owned subsidiary of EIPLP;

“EPAI” means Enbridge Pipelines (Athabasca) Inc., a corporation incorporated under the laws of Alberta and a direct wholly-owned subsidiary of EIPLP;

“Financial Statements” means the Company’s audited consolidated financial statements as at and for the year ended December 31, 2016;

“Fund” means Enbridge Income Fund, an unincorporated open-ended trust established under the laws of Alberta and, as the context requires, includes the Fund Group;

“Fund Group” means the Fund, ECT, EIPLP and subsidiaries and investees of EIPLP;

“Governance Committee” means the Governance Committee of the Board;

“HRC Committee” means the Human Resources & Compensation Committee of the Board;

“IDR” means Incentive Distribution Right;

“IPL System” means IPL System Inc., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of Enbridge;

“Lakehead System” has the meaning ascribed under the heading “Liquids Pipelines” of this AIF;

“MD&A” means the management’s discussion and analysis for the Company dated February 17, 2017 for the year ended December 31, 2016;

“MEP” means Midcoast Energy Partners L.P., a Delaware limited partnership and a subsidiary of EEP and an indirect subsidiary of the Company;

“Merger Agreement” has the meaning ascribed under the heading “General Development of the Business” of this AIF;

“Merger Transaction” has the meaning ascribed under the heading “General Development of the Business” of this AIF;

“Moody’s” means Moody’s Investor Services Inc.;

“MTNs” means medium term notes;

“NEB” means the National Energy Board (Canada);

“NGL” means natural gas liquids which are comprised of ethane, propane, normal butane, isobutane and pentanes plus, or any of them, or any mixture of any of them, and includes any substances that may be incidentally recovered therewith on extraction from natural gas;

“NYSE” means the New York Stock Exchange;

“OSC” means the Ontario Securities Commission;

“Preference Shares” means preference shares in the capital of the Company which are issuable in series;

“Regional Oil Sands System” has the meaning ascribed under the heading “Liquids Pipelines” of this AIF;

“S&P” means Standard & Poor’s Rating Services;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Series 1 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 1 in the capital of the Company;

Enbridge Inc. 2016 Annual Information Form

“Series 3 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 3 in the capital of the Company;

“Series 5 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 5 in the capital of the Company;

“Series 7 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 7 in the capital of the Company;

“Series 9 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 9 in the capital of the Company;

“Series 11 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 11 in the capital of the Company;

“Series 13 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 13 in the capital of the Company;

“Series 15 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 15 in the capital of the Company;

“Series 17 Preference Shares” means the Cumulative Redeemable Minimum Rate Reset Preference Shares, Series 17 in the capital of the Company;

“Series A Preference Shares” means the 5.50% Cumulative Redeemable Preference Shares, Series A in the capital of the Company;

“Series B Preference Shares” means the Cumulative Redeemable Preference Shares, Series B in the capital of the Company;

“Series D Preference Shares” means the Cumulative Redeemable Preference Shares, Series D in the capital of the Company;

“Series F Preference Shares” means the Cumulative Redeemable Preference Shares, Series F in the capital of the Company;

“Series H Preference Shares” means the Cumulative Redeemable Preference Shares, Series H in the capital of the Company;

“Series J Preference Shares” means the Cumulative Redeemable Preference Shares, Series J in the capital of the Company;

“Series L Preference Shares” means the Cumulative Redeemable Preference Shares, Series L in the capital of the Company;

“Series N Preference Shares” means the Cumulative Redeemable Preference Shares, Series N in the capital of the Company;

“Series P Preference Shares” means the Cumulative Redeemable Preference Shares, Series P in the capital of the Company;

“Series R Preference Shares” means the Cumulative Redeemable Preference Shares, Series R in the capital of the Company;

“Spectra Energy” means Spectra Energy Corp, a Delaware corporation;

“SR Committee” means the Safety & Reliability Committee of the Board;

“TPDR” means Temporary Performance Distribution Right;

“TSX” means the Toronto Stock Exchange;

“United States”, “U.S.” or “U.S.A.” means the United States of America;

“U.S. GAAP” means accounting principles generally accepted in the United States;

“WTI” means West Texas Intermediate; and

Enbridge Inc. 2016 Annual Information Form

“Year End” means December 31, 2016.

UNITS OF MEASURE

bcf	Billion cubic feet
bpd	Barrels per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
MW	Megawatt

METRIC CONVERSIONS

Metric	Imperial	Factor
Cubic metre kilometre	Barrel mile	3.910
Cubic metre of liquid hydrocarbons	Barrel of liquid hydrocarbons	6.290
Cubic metre of natural gas	Cubic feet of natural gas	35.494
Kilometre	Mile	0.621

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2016.  Amounts are expressed in Canadian dollars unless otherwise indicated.  Financial information for the Company is presented in accordance with U.S. GAAP.

The annual capacities noted throughout this AIF take into account estimated crude receipt and delivery patterns and ongoing pipeline maintenance and reflect achievable pipeline capacity over long periods of time.

NON-GAAP MEASURES

This AIF contains references to adjusted EBIT, adjusted earnings/(loss) and ACFFO. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings/(loss) represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to non-controlling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings/(loss) and ACFFO gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings/(loss), adjusted earnings/(loss) per common share and ACFFO are not measures that have standardized meaning prescribed by U.S. GAAP and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

For additional information, please refer to the MD&A.

Enbridge Inc. 2016 Annual Information Form

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this AIF to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO; expected future cash flows; financial strength and flexibility; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Company’s commercially secured growth program; expected future growth and expansion opportunities; expectations about the Company’s joint venture partners’ ability to complete and finance projects under construction; expected closing of acquisitions and dispositions; estimated cost and impact to the Company’s overall financial performance of complying with the settlement consent decree related to Line 6B and Line 6A; estimated future dividends; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; the Merger Transaction and expectation regarding the timing and closing thereof; expectations regarding the impact of the Merger Transaction, including the combined Company’s scale, financial flexibility, growth program, future business prospects and performance; dividend payout policy; dividend growth and dividend payout expectation; expectations on impact of hedging program; strategic alternatives currently being evaluated in connection with the United States sponsored vehicles strategy; and the regulatory framework and recovery of deferred costs by EGNB.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the timing and completion of the Merger Transaction, including receipt of regulatory approvals and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the Merger Transaction; governmental legislation; acquisitions and the timing thereof; the success of integration plans; cost of complying with the settlement consent decree related to Line 6B and Line 6A; impact of the dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Company, expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss) and associated per share amounts, ACFFO or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, operating performance, regulatory parameters, dividend policy, project approval and support, renewals of rights of way; weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, exchange rates, interest rates, commodity prices, political decisions, supply of and demand for commodities and the settlement consent decree related to Line 6B and Line 6A, including but not limited to those risks and uncertainties discussed in this AIF and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this AIF or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

Enbridge Inc. 2016 Annual Information Form

CORPORATE STRUCTURE

INCORPORATION

Enbridge Inc. was incorporated on April 13, 1970 under the Companies Ordinance of the Northwest Territories and was continued under the CBCA on December 15, 1987.  The head and registered offices of Enbridge are located at 200, 425 - 1st Street SW, Calgary, Alberta, T2P 3L8.  Enbridge is a public company trading on both the TSX and NYSE under the symbol “ENB”.  Significant dates and events are set forth below.

Date	Event
April 13, 1970	Incorporated under the Companies Ordinance of the Northwest Territories as “Gallery Holdings Ltd.”.
December 15, 1987	Continued under the CBCA under the name “159569 Canada Ltd.”.
April 30, 1992

Articles amended to (i) change the Company’s name from “159569 Canada Ltd.” to “Interprovincial Pipe Line System Inc.”, and (ii) change the Company’s authorized shares to an unlimited number of Common Shares and an unlimited number of Preference Shares.

December 18, 1992

Articles amended in accordance with the Plan of Arrangement effected on December 18, 1992 between the Company and EPI (formerly Interprovincial Pipe Line Inc.). Pursuant to the Plan of Arrangement, the Company, previously a wholly-owned subsidiary of EPI, became the parent of EPI.

May 5, 1994

Articles amended to (i) change the Company’s name from “Interprovincial Pipe Line System Inc.” to “IPL Energy Inc.”, and (ii) change the place of the registered office of the Company to Calgary, Alberta.

October 7, 1998	Articles amended to change the Company’s name from “IPL Energy Inc.” to “Enbridge Inc.”.
April 29, 1999

Articles amended to (i) divide each then issued and outstanding Common Share on a two for one basis, effective May 10, 1999; and (ii) provide the Board with a process to add directors between meetings of the shareholders.

May 5, 2005	Articles amended to divide each then issued and outstanding Common Share on a two for one basis, effective May 21, 2005.
May 11, 2011	Articles amended to divide each then issued and outstanding Common Share on a two for one basis, effective May 26, 2011.

Enbridge Inc. 2016 Annual Information Form

INTERCORPORATE RELATIONSHIPS

The following organization chart presents the name and the jurisdiction of incorporation of Enbridge’s material subsidiaries as at Year End.  The chart does not include all of the subsidiaries of Enbridge.  The assets and revenues of excluded subsidiaries did not, individually exceed 10%, and in the aggregate exceed 20%, of the total consolidated assets or total consolidated revenues of Enbridge as at Year End. Unless otherwise indicated, the Company owns, directly or indirectly, 100% of the voting securities of all the subsidiaries below.

Notes:

(1)	The Company holds all of the Class C units of EIPLP, both directly and indirectly through its ownership interest in IPL System. ECT and EIPGP hold all of the Class A units of EIPLP.
(2)	The Company holds a 86.9% economic interest in the Fund Group.
(3)

The Company holds a 35.3% economic interest in EEP, held indirectly through its ownership interest in Enbridge Energy Company, Inc. Additionally, Enbridge holds a US$1.2 billion investment in EEP preferred units.

(4)

EEP’s interest in MEP is held through ownership of a 2% general partner interest through Midcoast Holdings, L.L.C. as well as a 51.9% limited partner interest. On January 27, 2017, Enbridge announced it would acquire all of the outstanding publicly-held common units of MEP. See “United States Sponsored Vehicle Strategy” of this AIF.

(5)	EEP’s interest in EELP is held through a 0.0005% general partner interest through Enbridge Pipelines (Lakehead) L.LC. as well as a 99.999% limited partnership interest.

GENERAL DESCRIPTION OF THE BUSINESS

Enbridge, a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in approximately 3,500 megawatts (MW) (2,500 MW net) of renewable and alternative energy generating capacity which is operating, secured or under construction, and the Company continues to expand its interests in wind, solar and geothermal power. Enbridge employs approximately 9,200 people, primarily in Canada and the United States.

Enbridge Inc. 2016 Annual Information Form

Enbridge’s vision is to be the leading energy delivery company in North America. In pursuing this vision, the Company plays a critical role in enabling the economic well-being and quality of life of North Americans, who depend on access to plentiful energy. The Company transports, distributes and generates energy, and its primary purpose is to deliver the energy North Americans need in the safest, most reliable and most efficient way possible.

Among its peers, Enbridge strives to be the leader, which means not only leadership in value creation for shareholders but also leadership with respect to worker and public safety and environmental protection associated with its energy delivery infrastructure, as well as in customer service, community investment and employee satisfaction. Driven by this vision, the Company delivers value for shareholders from a proven and unique value proposition, which combines visible growth, a reliable business model and a dependable and growing income stream.

The Company’s initiatives centre around eight areas of strategic emphasis in four key focus areas. Strategies are reviewed at least annually with direction from the Company’s Board of Directors.

COMMITMENT TO SAFETY AND OPERATIONAL RELIABILITY

EXECUTE	SECURE THE LONGER-TERM FUTURE

Focus on project management	Strengthen core businesses

Preserve financing strength and flexibility	Enhance strategic growth platforms

MAINTAIN THE FOUNDATION

Uphold Enbridge values

Maintain the Company’s social license to operate

Attract, retain and develop highly capable people

The Company’s activities are carried out through five business segments: Liquids Pipelines; Gas Distribution; Gas Pipelines and Processing; Green Power and Transmission; and Energy Services.

In addition to the five business segments, the Company’s MD&A and Financial Statements include a segment entitled Eliminations and Other which includes operating and administrative costs and foreign exchange costs which are not allocated to business segments. Also included in Eliminations and Other are new business development activities, general corporate investments and elimination of transactions between segments required to present financial performance and financial position on a consolidated basis. For additional information, please refer to the Financial Statements and the MD&A.

Enbridge Inc. 2016 Annual Information Form

Revenues, EBIT and adjusted EBIT by business segment in the financial years ended December 31, 2016, 2015 and 2014 are summarized in the table below.

Operating Segment	2016 (in millions $)			2015 (in millions $)			2014 (in millions $)
	Revenues	EBIT[1]	Adjusted EBIT[2]	Revenues	EBIT[1]	Adjusted EBIT[2]	Revenues	EBIT[1]	Adjusted EBIT[2]
Liquids Pipelines	8,176	3,557	3,958	5,589	1,806	3,384	4,805	1,980	2,592
Gas Distribution	2,976	492	494	3,609	455	446	3,319	432	391
Gas Pipelines and Processing	2,877	171	366	3,803	(229)	336	6,650	467	293
Green Power and Transmission	502	154	165	498	177	175	360	149	151
Energy Services	20,364	(185)	28	20,842	325	61	23,099	730	42
Eliminations and Other	(335)	(148)	(349)	(547)	(899)	(246)	(592)	(456)	(60)

Notes:

(1)        Earnings before interest and income taxes.

(2)        Adjusted EBIT is a non-GAAP measure that does not have any standardized meaning prescribed by generally accepted accounting principles. See “Non-GAAP Measures” of this AIF.

Enbridge Inc. 2016 Annual Information Form

The map below shows Enbridge’s assets as at Year End, including the headquarters for Enbridge, EEP and EGD, as well as joint ventures in liquids and natural gas pipelines.

Norman Wells
Zama
CANADA
Fort St John
Peace River
Athabasca
Fort McMurray
Cheecham
Edmonton
Hardisty
Calgary
Kerrobert
Regina
Blaine
Seattle
Lethbridge
Portland
Great Falls
Rowatt
Cromer
Gretna
Minot
Clearbrook
Boise
Superior
UNITED STATES OF AMERICA
Denver
Las Vegas
Stockbridge
Channahon
Flanagan
Chicago
Patoka
Wood River
Cushing
Tulsa
Houston
New Orleans
MEXICO
Montreal
Ottawa
Fredericton
Toronto
Buffalo
Sarnia
Toledo
Boston
Philadelphia
UNITED KINGDOM
London
Brighton and Hove
English Channel
1 Enbridge Inc. and Enbridge Income Fund Holdings Inc. Headquarters, Calgary, Alberta, Canada
2 Enbridge Energy Partners, L.P. and Midcoast Energy Partners, L.P. Headquarters, Houston, Texas, USA
3 Enbridge Gas Distribution Headquarters Toronto, Ontario, Canada
Liquids Systems and Joint Ventures
Natural Gas Systems and Joint Ventures
Power Transmission
Gas Distribution
Wind Assets
Solar Assets
Geothermal Assets
Waste Heat Recovery
Gas Assets
Storage
Rail
Trucking Facility

Enbridge Inc. 2016 Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

Over the course of the last three years, there have been a number of significant developments for the Company.

MERGER AGREEMENT WITH SPECTRA

On September 6, 2016 Enbridge and Spectra Energy announced that they had entered into a definitive merger agreement (the Merger Agreement) under which Enbridge and Spectra Energy would combine in a stock-for-stock merger transaction (the Merger Transaction), which valued Spectra Energy common stock at approximately $37 billion (US$28 billion), based on the closing price of Enbridge’s Common Shares on September 2, 2016. The final purchase price for the Merger Transaction may vary based on the market price of Enbridge’s common shares at the time the Merger Transaction is completed. There is no assurance when or if the Merger Transaction will be completed.

The combination will create the largest energy infrastructure company in North America and one of the largest globally based on a pro-forma enterprise value of approximately $165 billion (US$127 billion) as measured at the time of the announcement. The new company would have a substantial capital project portfolio, including $26 billion of commercially secured growth projects through 2019 and a $48 billion probability risk-weighted development project portfolio through 2024. Upon closing of the Merger Transaction, the Company expects to further increase its quarterly common share dividend to approximately 15% above the prevailing quarterly rate of $0.530 per common share in 2016. Also, post-closing of the Merger Transaction, the combined capital growth program is expected to deliver ongoing dividend growth of 10%-12% per annum through 2024, while maintaining a payout of 50% to 60% of available cash flow from operations (ACFFO).

Under the terms of the Merger Transaction, Spectra Energy shareholders will receive 0.984 shares of the combined company for each share of Spectra Energy common stock they own. Upon completion of the Merger Transaction, Enbridge shareholders are expected to own approximately 57% of the combined company and Spectra Energy shareholders are expected to own approximately 43%. The combined company will be called Enbridge Inc.

The Merger Transaction was unanimously approved by the Boards of Directors of both companies. Shareholders’ approval for both companies was received in December 2016 and both companies continue to work to meet closing conditions, and the required regulatory applications are progressing. Clearance has been received from the Canadian Transportation Agency, the Committee on Foreign Investment in the United States and the United States Federal Trade Commission to complete the Merger Transaction. Additionally, the Ontario Energy Board has communicated that it is satisfied the Merger Transaction does not require its approval. As a standard part of the regulatory approval process for transactions of this type, both companies continue to work closely with the Canadian Competition Bureau to expeditiously conclude its review of the Merger Transaction. Subject to this review and other customary conditions, the Merger Transaction is expected to close in the first quarter of 2017.

Assets Monetization Plan

Concurrent with the announcement of the Merger Transaction, the Company stated its intention to divest approximately $2 billion of assets over a twelve-month period to provide for additional financial flexibility. On December 1, 2016, Enbridge Income Partners LP (EIPLP) completed the sale of the South Prairie Region assets to an unrelated party for cash proceeds of $1.08 billion.  The proceeds from the sale will be reinvested in the secured growth capital programs of Enbridge Pipelines (Athabasca) Inc. (EPAI), including the Regional Oil Sands Optimization Project and Norlite Pipeline System project. For further details on the South Prairie Region assets that were sold, refer to Liquids Pipelines in this AIF and to the MD&A.  For further details on the Regional Oil Sands Optimization Project, refer to Growth Projects – Commercially Secured Projects in this AIF and to the MD&A.  Also, during the fourth quarter of 2016, the Company entered into agreements to sell approximately $0.6 billion of additional miscellaneous non-core assets and investments, the full proceeds of which Enbridge expects will be realized before the end of the first quarter of 2017.

Enbridge Inc. 2016 Annual Information Form

UNITED STATES SPONSORED VEHICLE STRATEGY

On May 2, 2016, EEP announced that it was evaluating opportunities to strengthen its business in light of the commodity price environment which was particularly impacting the performance of its natural gas gathering and processing assets. As part of this evaluation, EEP was exploring various strategic alternatives for its investments in Midcoast Operating Partners, L.P. and Midcoast Energy Partners, L.P. (MEP).

On January 27, 2017, Enbridge announced that it had entered into a merger agreement through a wholly-owned subsidiary, whereby it will take private MEP by acquiring all of the outstanding publicly-held common units of MEP. Total consideration to be paid by Enbridge for these units will be approximately US$170 million and the transaction is expected to close in the second quarter of 2017.

In addition, as part of the on-going strategic review of EEP, further joint funding actions with EEP were announced. Specifically, Enbridge and EEP entered into an agreement for the joint funding of the United States portion of the Line 3 Replacement Program, whereby Enbridge and EEP will fund 99% and 1%, respectively, of the project development and construction cost. Enbridge has reimbursed EEP approximately US$450 million for capital expenditures incurred to date on the project and will fund 99% of the expenditures through construction. For additional information on the United States Line 3 Replacement Program, please refer to Growth Projects – Commercially Secured Projects of this AIF and to the MD&A.

EEP also used a portion of the proceeds reimbursed by Enbridge under the United States Line 3 Replacement Program joint funding agreement to acquire an additional 15% interest in the cash generating Eastern Access Project pursuant to an existing joint funding agreement for approximately US$360 million.

CANADIAN RESTRUCTURING PLAN

On September 1, 2015, Enbridge completed the transfer of its Canadian Liquids Pipelines business, held through Enbridge Pipelines Inc. (EPI) and EPAI, and certain Canadian renewable energy assets to the Fund Group (comprising Enbridge Income Fund (the Fund), Enbridge Commercial Trust (ECT), EIPLP and the subsidiaries and investees of EIPLP) for aggregate consideration of $30.4 billion plus incentive distribution and performance rights (the Canadian Restructuring Plan).

The Canadian Restructuring Plan was a key component of Enbridge’s Financial Optimization Strategy introduced in December 2014, which included an increase in the Company’s targeted dividend payout. It advanced the Company’s sponsored vehicle strategy and supported Enbridge’s 33% dividend increase effective March 1, 2015 and a further 14% dividend increase effective March 1, 2016. The Canadian Restructuring Plan provided Enbridge with an alternate source of funding for its enterprise wide growth initiatives and enhanced its competitiveness for new organic growth opportunities and asset acquisitions.

Consideration

Upon closing of the Canadian Restructuring Plan, Enbridge received $18.7 billion of units in the Fund Group, comprised of approximately $3 billion of ordinary units of the Fund and $15.7 billion of common equity units of EIPLP, which at the time of the Canadian Restructuring Plan was an indirect subsidiary of the Fund. The Fund Group also assumed debt of EPI and EPAI of approximately $11.7 billion. In addition, a portion of the consideration to be received by Enbridge over time will be in the form of units which carry Temporary Performance Distribution Rights (TPDR). The TPDR are designed to allow Enbridge to capture increasing value from the secured growth embedded within the transferred businesses; however, the cash flows derived from this incentive mechanism will be deferred (until such time as the units become convertible to a class of cash paying units in the fourth year after issuance).

Enbridge Inc. 2016 Annual Information Form

Enbridge will continue to earn a base incentive fee from the Fund Group through management and incentive fees and Incentive Distribution Rights (IDR), which entitle it to receive 25% of the pre-incentive distributable cash flow above a base distribution threshold of $1.295 per unit, adjusted for a tax factor. The base incentive fee is paid out of ECT. Distributions over $1.890 per unit will be paid out of EIPLP. In addition, Enbridge received the TPDR, a distribution equivalent to 33% of pre-incentive distributable cash flow above the base distribution of $1.295 per unit. The TPDR are paid in the form of Class D units of EIPLP and will be issued each month until the later of the end of 2020 or 12 months after the Canadian Line 3 Replacement Program enters service. The Class D unitholders receive a distribution each month equal to the per unit amount paid on Class C units of EIPLP, but to be paid in kind in additional Class D units. Each Class D unit is convertible into a cash paying Class C unit of EIPLP in the fourth year after its issuance.

The ordinary trust units of the Fund (Fund Units), Class A units of EIPLP and the EIPLP Class C units pay a per unit cash distribution equivalent to the per unit cash distribution that the Fund pays on its units held by Enbridge Income Fund Holdings Inc. (ENF). The Fund Units, EIPLP’s Class C units and existing preferred units of ECT also include an exchange right whereby they may be converted into common shares of ENF on a one-for-one basis.

Financing Plan

To acquire an increasing ownership interest in the Fund Group, ENF’s financing plan contemplates the issuance by ENF of $600 million to $800 million of public equity per year in one or more tranches through 2018 to fund an increasing investment in the Canadian Liquids Pipelines business. Enbridge has agreed to backstop the equity funding required by ENF to undertake the growth program embedded in the assets it acquired in the Transaction. The amount of public equity issued by ENF will be adjusted as necessary to match its capacity to raise equity funding on favourable terms. In November 2015, ENF successfully completed an equity offering of 21.5 million common shares at a price of $32.60 per share for gross proceeds of $700 million. Concurrent with the closing of the equity offering, Enbridge subscribed for 5.3 million common shares at a price of $32.60 per share, for total proceeds of $174 million, on a private placement basis to maintain its 19.9% ownership interest in ENF.

On April 20, 2016, ENF completed a public equity offering of 20.4 million common shares at a price of $28.25 per share for gross proceeds of $575 million. Concurrent with the closing of the equity offering, Enbridge subscribed for 5.1 million common shares at a price of $28.25 per share, for total proceeds of $143 million, on a private placement basis to maintain its 19.9% ownership interest in ENF. ENF used the proceeds from the sale of the common shares to subscribe for additional Fund Units at the price of $28.25 per share. The proceeds from the issuance of the Fund Units are being used to fund the secured growth capital programs of EPAI and EPI. On December 1, 2016, EIPLP completed the sale of the Southern Prairie Region assets for total consideration of $1.08 billion. The proceeds will be used to reduce leverage, fund the Fund Group’s secured growth program and displace planned equity issuances in 2017.

Development Opportunities

The Canadian Liquids Pipelines business is expected to have future organic growth opportunities beyond the current inventory of secured projects. The Fund Group has a first right to execute any such projects that fall within the footprint of the Canadian Liquids Pipelines business. Should the Fund Group choose not to proceed with a specific growth opportunity, Enbridge may pursue such opportunity.

Economic Interest

Upon closing of the Canadian Restructuring Plan, Enbridge’s overall economic interest in the Fund Group, including all of its direct and indirect interests in the Fund Group, was 91.9%. Upon completion of the $700 million common share issuance in November 2015 and $575 million common share issuance in April 2016 discussed above, Enbridge’s economic interest, through its ownership of ENF, decreased to 89.2% and 86.9%, respectively. As at December 31, 2016, Enbridge’s total economic interest in the Fund Group remained at 86.9%. As ENF executes on its financing plan and increases its ownership in the Fund Group over time, Enbridge’s economic interest is expected to decline over time.

Enbridge Inc. 2016 Annual Information Form

Fund Governance

Enbridge continues to act as the manager of the Fund Group and operator and commercial developer of the Canadian Liquids Pipelines business. This will ensure continuity of management and operational expertise, with an ongoing commitment to the safe and reliable operation of the system. As a result of its significant ownership interest, Enbridge has the right to appoint a majority of the Trustees of the Board of ECT for as long as the Company holds a majority economic interest in the Fund Group. A standing conflicts committee has been established to review certain material transactions and arrangements where the interests of Enbridge, or its affiliates, and the relevant entity in the Fund Group, or its affiliates, come into conflict.

THE FUND GROUP 2014 DROP DOWN TRANSACTION

In November 2014, the Fund Group completed the acquisition of Enbridge’s 50% interest in the United States portion of Alliance Pipeline (Alliance Pipeline US) and the subscription for and purchase of Class A units of certain Enbridge subsidiaries that indirectly own the Canadian and United States segments of Southern Lights Pipeline (Southern Lights Class A units). The Southern Lights Class A units, which are non-voting and do not confer any governance or ownership rights in Southern Lights Pipeline, provide a defined cash flow stream to the Fund Group. Total consideration for the transaction was approximately $1.8 billion. Enbridge received on closing approximately $421 million in cash and $461 million in the form of preferred units of ECT. Under the agreement, Enbridge provided bridge debt financing to the Fund Group in the form of an $878 million long-term note payable by the Fund Group and bearing interest of 5.5% per annum. In November 2014, the Fund Group issued $1,080 million of medium-term notes with a portion of these proceeds used to fully repay the bridge debt financing to Enbridge. The Fund Group also issued $421 million of trust units to ENF to fund the cash component of the consideration. Enbridge applied approximately $84 million of cash to acquire additional common shares of ENF, thereby maintaining its 19.9% interest in ENF. At the time of the transaction, the Fund Group owned a 50% investment in the Canadian portion of Alliance Pipeline (Alliance Pipeline Canada).  For additional information, please refer to the MD&A.

GROWTH PROJECTS – COMMERCIALLY SECURED PROJECTS

A key element of Enbridge’s corporate strategy is the successful execution of its growth capital program.

In 2014, 2015 and 2016, the Company successfully placed into service approximately $10 billion, $8 billion and $2 billion, respectively, of growth projects across several business units.  Enbridge portfolio of approximately $27 billion of growth projects includes $17 billion of growth projects expected to be placed into service between 2017 and 2019.

In 2016, within the Liquids Pipelines segment, EEP completed and placed into service the expansion of Line 6B on the Lakehead System. This expansion, which is the final component of the Company’s Eastern Access Program, provides increased access to refineries in the upper midwest United States and eastern Canada. EEP also continued to execute on the Lakehead System Mainline Expansion through completion of additional tankage on the Southern Access expansion between Superior, Wisconsin and Flanagan, Illinois.

In 2017, the Company expects to place into service approximately $5.6 billion of growth projects, inclusive of Enbridge’s 70% share of the $1.3 billion Norlite Pipeline System project, as well as the Company’s investment in the Bakken Pipeline System. In January 2017, the Company completed the Athabasca Pipeline Twin portion of the Regional Oil Sands Optimization Project, whereas the Wood Buffalo Extension component is now expected to be in service in December 2017.  Beyond 2017, the Company will continue to execute its liquids pipelines market access strategy through the completion of the Line 3 Replacement Program.

Enbridge Inc. 2016 Annual Information Form

Within the Gas Distribution segment, the completion of the Greater Toronto Area project in 2016 has enabled EGD to meet the growing demand for natural gas distribution services in the Greater Toronto Area while ensuring the ongoing safe and reliable delivery of natural gas to its current and future customers. The system expansion is the largest ever undertaken by EGD and it significantly bolsters EGD’s rate base and expected earnings going forward.

In 2016, Enbridge also expanded its natural gas pipelines and processing businesses with the acquisition of the Tupper Plants and associated pipelines in the Montney region of northeastern British Columbia from a Canadian subsidiary of Murphy Oil Corporation. Together, the two plants have capacity of 320 million cubic feet per day and will serve to enhance the Company’s natural gas footprint within the Montney region, one of the most attractive natural gas plays in North America. Other projects completed within the Gas Pipelines and Processing segment included the 100,000 bpd Heidelberg Pipeline in the Gulf of Mexico and the expansion of the Aux Sable Extraction Plant in Channahon, Illinois, providing approximately 24,500 bpd of incremental fractionation capacity to this plant.

In keeping with the Company’s strategic priority to enhance strategic growth platforms and sustain long-term growth, Enbridge continues to expand its renewable energy generation capacity. Within the Green Power and Transmission segment, the New Creek Wind Project entered service in December 2016, increasing Enbridge’s net operating renewable power generating capacity to approximately 1,900-MW. Also in 2016, Enbridge announced the acquisition of the 249-MW Chapman Ranch Wind Project in Texas. Construction on the Company’s previously announced 24.9% interest in the 400-MW Rampion Offshore Wind Project in the United Kingdom is also continuing, with these two projects expected to be placed into service in 2017 and 2018, respectively. In February 2017, the Company also announced it has acquired an effective 50% interest in the partnership that holds the 497-MW Hohe See Offshore Wind Project in Germany, with a targeted in-service date in 2019, increasing Enbridge’s net operating renewable power generating capacity to approximately 2,500 MW.

The table below summarizes acquisitions and commercially secured projects within each of the Company’s business segments, which were either completed in the last three years or are currently under active development or construction.  The MD&A includes further details on certain of the projects set out below.

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In Service Date
LIQUIDS PIPELINES
Eastern Access (EEP)[2]

Multiple projects including the expansion of EEP’s Line 5 light crude oil line between Superior, Wisconsin and the international border at the St. Clair River, expansion of Line 62 between Flanagan, Illinois and Griffith, Indiana and replacement of additional sections of Line 6B to increase capacity.

		U.S.$2.7 billion	2013-2016 (in phases)
Norlite Pipeline System (Fund Group)[3]	New diluent pipeline connecting the Stonefell Terminal to the Cheecham Terminal with an extension to Suncor Energy Oil Sands Limited Partnership’s East Tank Farm.	$1.3 billion	2017
JACOS Hangingstone Project (Fund Group)	New pipeline from Japan Canada Oil Sands Limited Hangingstone oil sands project to the Cheecham Terminal.	$0.2 billion	2017

Enbridge Inc. 2016 Annual Information Form

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In Service Date
Regional Oil Sands Optimization Project (Fund Group)	Optimization of the Wood Buffalo Extension and the Athabasca Pipeline Twin, expansions which are currently in execution.	$2.6 billion	2017
Bakken Pipeline System (EEP)	Pipeline connection from Bakken formation in North Dakota to markets in eastern PADD II and the United States Gulf Coast.	U.S.$1.5 billion	2017
Lakehead System Mainline Expansion (EEP)[3]

Several projects including expansion of Alberta Clipper pipeline between the Canada/United States border and Superior, Wisconsin; expansion of Southern Access between Superior, Wisconsin and Flanagan; Illinois and twinning of existing Spearhead North Pipeline.

		U.S.$2.4 billion	2014-2019
Canadian Line 3 Replacement Program (Fund Group)[4]	Replacement of approximately 1,084 km line segments of the existing Line 3 pipeline between Hardisty, Alberta and Gretna, Manitoba.	$4.9 billion	2019
United States Line 3 Replacement Program (EEP)[4]	Replacement of 576 km of the remaining U.S. line segments of the existing Line 3 pipeline between North Dakota and Wisconsin that are not covered by existing integrity programs.	U.S.$2.6 billion	2019
Sandpiper Project (EEP)[5]	Several individual projects to expand and extend EEP’s North Dakota feeder system.	U.S.$0.8 billion	(Application withdrawn)
Southern Access Extension	New pipeline between Flanagan, Illinois and Patoka, Illinois, along with two new pump stations.	U.S.$0.6 billion	2015
AOC Hangingstone Lateral (Fund Group)	New pipeline from the proposed Athabasca Oil Corporation Hangingstone oil sands project site to the Cheecham Terminal.	$0.2 billion	2015
Canadian Mainline Expansion (Fund Group)	Project to expand Alberta Clipper pipeline from Hardisty, Alberta to Canada/United States border involving addition of horsepower.	$0.7 billion	2015
Edmonton to Hardisty Expansion (Fund Group)	New pipeline between Edmonton, Alberta and Hardisty, Alberta to expand capacity of the Canadian Mainline system along with five new 500,000 barrel tanks in Edmonton.	$1.6 billion	2015 (in phases)
Sunday Creek Terminal Expansion (Fund Group)	Expansion of facilities at the Sunday Creek Terminal located in Christina Lake area of northern Alberta.	$0.2 billion	2015
Woodland Pipeline Extension (Fund Group)	New pipeline from Enbridge’s Cheecham Terminal to its Edmonton Terminal.	$0.7 billion	2015
Surmont Phase 2 Expansion (Fund Group)	Project to expand the Cheecham Terminal to accommodate incremental bitumen production from Surmont’s Phase 2 Expansion.	$0.3 billion	2014-2015 (in phases)
Eastern Access Line 9 Reversal and Expansion (Fund Group)	Includes reversal of Line 9A, reversal of Line 9B and expansion of Line 9.	$0.8 billion	2013-2015 (in phases)

Enbridge Inc. 2016 Annual Information Form

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In Service Date
Canadian Mainline System Terminal Flexibility and Connectivity (Fund Group)	Expansion program to accommodate additional light oil volumes as well as enhance operational flexibility of the Canadian Mainline terminals.	$0.7 billion	2013-2015 (in phases)
Line 6B 75-Mile Replacement Program (EEP)	Project to replace 120 kilometres (75-miles) of non-contiguous sections of Line 6B of EEP’s Lakehead System.	U.S.$0.4 billion	2013-2014 (in phases)
Fund Group - Norealis Pipeline	Terminal and pipeline for the Sunrise Oil Sands Project and additional tankage at the Cheecham terminal.	$0.5 billion	2014
Eddystone Rail Project	Project to develop a unit-train unloading facility and related local pipeline infrastructure near Philadelphia, Pennsylvania.	U.S.$0.1 billion	2014
Flanagan South Pipeline Project	Pipeline from Flanagan, Illinois to Cushing, Oklahoma.	U.S.$2.9 billion	2014
Seaway Crude Pipeline System • Acquisition/Reversal/Expansion • Twinning/Extension	Reversal of pipeline from Freeport, Texas to Cushing, Oklahoma, as well as expansion and extension to the Port Arthur/Beaumont, Texas refining centre.	U.S.$1.3 billion U.S.$1.2 billion	2012-2013 2014
GAS DISTRIBUTION
Greater Toronto Area Project	Expansion of natural gas distribution system in the Greater Toronto Area.	$0.9 billion	2016
GAS PIPELINES AND PROCESSING
Walker Ridge Gas Gathering System	New pipeline to provide natural gas gathering services to the Jack, St. Malo and Big Foot ultra-deepwater developments in the Gulf of Mexico.	U.S.$0.4 billion	2014-TBD[6] (in phases)
Big Foot Oil Pipeline	New crude oil pipeline from the Big Foot ultra-deepwater development in the Gulf of Mexico.	U.S.$0.2 billion	TBD[6]
Eaglebine Gathering (EEP)	Project to construct a lateral and associated facilities to create gathering capacity of over 50 mmcf/d for rich natural gas in East Texas.	U.S.$0.2 billion	2015-TBD[7] (in phases)
Heidelberg Oil Pipeline	New pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation, to an existing third-party system.	U.S.$0.1 billion	2016
Tupper Main and Tupper West Gas Plant	Acquisition of two operating natural gas plants and associated pipelines in northeastern British Columbia.	$0.5 billion	2016
Aux Sable Extraction Plant Expansion	Expansion of fractionation capacity and related facilities at the Aux Sable extraction and fractionation Plant located in Channahon, Illinois.	U.S.$0.1 billion	2016
Stampede Oil Pipeline	New pipeline in the Gulf of Mexico to connect the planned Stampede development, operated by Hess to an existing third party pipeline system.	U.S.$0.2 billion	2018

Enbridge Inc. 2016 Annual Information Form

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In Service Date
Cabin Gas Plant	71% interest in gas processing plant development in Horn River Basin northeast of Fort Nelson, British Columbia.	$0.8 billion	TBD[8]
Beckville Cryogenic Processing Facility (EEP)	Project to construct a cryogenic natural gas processing plant near Beckville in Panola County, Texas.	U.S.$0.2 billion	2015
Pipestone and Sexsmith Project	Acquisition of sour gas gathering and compression facilities located in Peace River Arch Region of northwest Alberta.	$0.3 billion	2012-2014
GREEN POWER AND TRANSMISSION
New Creek Wind Project	103 MW wind project located in Grant County, West Virginia.	U.S.$0.2 billion	2016
Chapman Ranch Wind Project	249 MW wind project located in Nueces County, Texas	U.S.$0.4 billion	2017
Rampion Offshore Wind Project	24.9% interest in the 400 MW wind project located off the Sussex coast in the United Kingdom.	$0.8 billion (£0.37 billion)	2018
Hohe See Offshore Wind Project	49.9% interest in 497 MW wind project located off the coast of Germany.	$1.7 billion (€1.07 billion)	2019
Keechi Wind Project	110 MW wind project located in Jack County, Texas.	U.S.$0.2 billion	2015
Magic Valley and Wildcat Wind Farms	Acquisition of a 80% interest in two wind farms in Texas and Indiana, respectively.	U.S.$0.3 billion	2014
Blackspring Ridge Wind Project (Fund Group)	50% interest in the 300 MW wind project, located 50 kilometres (31 miles) north of Lethbridge, Alberta in Vulcan County.	$0.3 billion	2014

Notes:

(1)   With respect to projects still under construction, amounts are estimates and subject to upward or downward adjustment based on various factors. Where appropriate, the amounts reflect Enbridge’s share of joint venture projects.

(2)   The Eastern Access and Lakehead System Mainline Expansion projects are funded 75% by Enbridge and 25% by EEP. Following EEP's January 27, 2017 announcement, EEP increased its joint funding in Eastern Access by 15%.  See General Development of the Business – United States Sponsored Vehicle Strategy of this AIF.

(3)   EPAI will construct and operate the Norlite Pipeline System which will be funded 30% by Keyera Corp.

(4)   The expected cost and in-service date of this project is under review by the Company in light of the schedule for regulatory review and approval communicated by the Minnesota Public Utilities Commission on October 28, 2016. Following EEP's January 27, 2017 announcement, the U.S. Line 3 Replacement Program is being funded 99% by Enbridge and 1% by EEP. See General Development of the Business – United States Sponsored Vehicle Strategy of this AIF.

(5)   The Company planned to construct and operate the Sandpiper Project with Marathon Petroleum Corporation funding 37.5% of the project. However, on October 28, 2016, the Minnesota Public Utilities Commission approved EEP’s application to withdraw the Sandpiper Projects regulatory applications without conditions.

(6)   The Big Foot Gas Pipeline portion of the Walker Ridge Gas Gathering System has been installed on the sea floor and is awaiting Big Foot platform installation, which has been delayed due to installation problems experienced by Chevron USA Inc. Chevron continues to assess the extent of the delay.

(7)   EEP expects to construct the Ghost Chili Extension Lateral to fully utilize the gathering capacity with the rest of EEP’s processing assets when additional development in the basin supports it.

(8)   Phase 1 of Cabin is currently 98% completed. Cabin producers are expected to request the Company to commission and start-up Phase 1 once the natural gas price recovers to a more economic level to support the Horn River Basin’s dry gas production. Phase 2 construction is approximately 40% complete and is in preservation mode awaiting producer’s requests for completion.

(9)   In February 2017, Enbridge acquired an effective 50% interest in the Hohe See Offshore Wind Project.

Enbridge Inc. 2016 Annual Information Form

OTHER ANNOUNCED PROJECTS UNDER DEVELOPMENT

The following projects have been announced by the Company, but have not yet met the Company’s criteria to be classified as commercially secured: Northern Gateway Project and Éolien Maritime France SAS.

Northern Gateway Project

Northern Gateway involved constructing a twin 1,178-kilometre (731-mile) pipeline system from near Edmonton, Alberta to a new marine terminal in Kitimat, British Columbia.  By way of an Order in Council dated November 25, 2016, the Governor in Council directed the NEB to dismiss Northern Gateway’s application for the Certificate(s) of Public Convenience and Necessity. On December 6, 2016, the NEB issued orders rescinding these certificates, thereby effectively cancelling the project. In consultation with the potential shippers and Aboriginal equity partners, the Company has assessed the Federal Government’s decision and concluded that Northern Gateway cannot proceed as envisioned. Project activity is limited to winding down while evaluating potential value preservation options.

Éolien Maritime France SAS

Effective May 19, 2016, Enbridge acquired a 50% interest in EMF, a French offshore wind development company. EMF is co-owned by Enbridge and EDF Energies Nouvelles, a subsidiary of Électricité de France S.A. EMF holds licenses for three large-scale offshore wind farms off the coast of France that would produce a combined 1,428 MW of power.

The MD&A includes further details on both of these projects. The Company also has additional projects under development that have not yet progressed to the point of public announcement.

FUNDING STRATEGY

The maintenance of financial strength and flexibility is fundamental to Enbridge’s growth strategy, particularly in light of the significant level of capital projects currently secured or under development. Access to timely funding from capital markets could be limited by factors outside Enbridge’s control, including but not limited to financial market volatility resulting from economic and political events both inside and outside North America. To mitigate such risks, the Company actively manages financial plans and strategies to ensure it maintains sufficient liquidity to meet routine operating and future capital requirements. In the near term, the Company generally expects to utilize cash from operations and capital market issuances, commercial paper and/or credit facility draws to fund liabilities as they become due, finance capital expenditures, fund debt retirements and pay common and preference share dividends. The Company targets to maintain sufficient liquidity through securement of committed credit facilities with a diversified group of banks and financial institutions to enable it to fund all anticipated requirements for approximately one year without accessing the capital markets.

The Company’s financing plan is regularly updated to reflect evolving capital requirements and financial market conditions and identifies a variety of potential sources of debt and equity funding alternatives, including utilization of its sponsored vehicles. For additional information, please refer to the MD&A.

In 2016, the Company completed public offerings of 56,511,000 Common Shares on March 1, 2016 at $40.70 a share for gross proceeds of approximately $2.3 billion and 30 million Series 17 Preference Shares on November 23, 2016 at $25.00 a share for gross proceeds of approximately $750 million. In addition, the Company and its subsidiaries issued unsecured debt securities in 2016. Please refer to Other Securities of this AIF for additional information about the issuances of unsecured debt securities in 2016.

Enbridge Inc. 2016 Annual Information Form

IMPACT OF LOW COMMODITY PRICES

Enbridge’s value proposition is built on the foundation of its reliable business model. The majority of its earnings and cash flow are generated from tolls and fees charged for the energy delivery services that it provides to its customers. Business arrangements are structured to minimize exposure to commodity price movements and any residual exposure is closely monitored and managed through disciplined hedging programs. Commercial structures are typically designed to provide a measure of protection against the risk of a scenario where falling commodity prices indirectly impact the utilization of the Company’s facilities. Protection against volume risk is generally achieved through regulated cost of service tolling arrangements, long-term take-or-pay contract structures and fee for service arrangements with specific features to mitigate exposure to falling throughput.

Smaller components of Enbridge’s earnings are more exposed to the impacts of commodity price volatility. This includes Energy Services, where opportunities to benefit from location, time and quality differentials can be affected by commodity market conditions. They also include the Company’s interest in Aux Sable’s natural gas extraction and fractionation facilities and natural gas gathering and processing businesses held through EEP; however, the impact on Enbridge’s overall financial performance is relatively small and any inherent commodity price risk is mitigated by hedging programs, commercial arrangements and Enbridge’s partial ownership interest.

Benchmark prices for West Texas Intermediate (WTI) crude fell below US$30 per barrel at the beginning of 2016 and have remained volatile as the market seeks to re-balance supply and demand. Prices began to recover throughout the year and have climbed above US$50 per barrel periodically. WTI crude prices averaged US$43 per barrel for 2016, but ended the year above US$53 per barrel. WTI crude prices averaged US$52.50 per barrel in January 2017. Although Enbridge is exposed to throughput risk under the Competitive Toll Settlement on the Canadian Mainline and under certain tolling agreements applicable to other liquids pipelines assets, including Lakehead System, the reduction of investment in exploration and development programs by the Company’s shippers is not expected to materially impact the financial performance of the Company. It is expected that existing conventional and oil sands production should be more than sufficient to support continued high utilization of the Company’s mainline system, and in fact, mainline throughput as measured at the Canada/United States border at Gretna, Manitoba saw record throughput of 2.6 million bpd in the month of December 2016. Also in 2016, the mainline system has continued to be subject to apportionment of heavy crudes, as nominated volumes currently exceed capacity on portions of the system. Due to the nature of the commercial structures described above, Enbridge’s earnings and cash flow are not expected to be materially affected by the current low price environment.

The lower oil prices are also causing some sponsors of oil sands development programs to reconsider the timing of previously announced upstream development projects. Cancellation or deferral of these projects would affect longer-term supply growth from the Western Canadian Sedimentary Basin. Enbridge’s existing growth capital program described under Growth Projects – Commercially Secured Projects has been commercially secured and is expected to generate reliable and predictable earnings growth through 2019 and beyond. Importantly, after taking into account the potential for some of these projects to be cancelled or deferred in an environment where low prices persist, including EEP’s Sandpiper Project for which regulatory applications were withdrawn in September 2016, Enbridge’s most recent near-term supply forecast reaffirms that the expansions and extensions of its liquids pipeline system that were completed in 2015, as well as the projects currently in progress, will provide cost-effective transportation services to key markets in North America and will be well utilized.

In the current low-price environment, Enbridge is working closely with producers to find ways to optimize capacity and provide enhanced access to markets in order to alleviate locational pricing discounts. Examples include the last phase of the Line 6B capacity expansion on EEP’s Lakehead System which was placed into service in June 2016. This expansion, which is the final component of the Eastern Access Program, provides increased access to refineries in the upper Midwest United States and Eastern Canada. In addition, in February 2017, the Company completed the acquisition of a 27.6% equity interest in the Bakken Pipeline System which, upon completion, will further enhance Enbridge’s strategy of providing efficient market access solutions for Bakken production while providing the opportunity for the implementation of joint tolls with the Energy Transfer Crude Oil Pipeline, and will also enhance market access opportunities for Enbridge’s customers and create a new flow path through the Company’s mainline system to the eastern United States Gulf Coast. For recent developments on this matter, refer to the MD&A.

Enbridge Inc. 2016 Annual Information Form

LIQUIDS PIPELINES

Liquids Pipelines consists of common carrier and contract crude oil, natural gas liquids (NGL) and refined products pipelines and terminals in Canada and the United States, including Canadian Mainline, Lakehead Pipeline System (Lakehead System), Regional Oil Sands System, Mid-Continent and Gulf Coast, Southern Lights Pipeline, Bakken System and other feeder pipelines.

The mainline system is comprised of the Canadian Mainline and the Lakehead System. The Canadian Mainline is a common carrier pipeline system which transports various grades of oil and other liquid hydrocarbons within western Canada and from western Canada to the Canada/United States border near Gretna, Manitoba and Neche, North Dakota and from the United States/Canada border near Port Huron, Michigan and Sarnia, Ontario to eastern Canada and the northeastern United States.  The Lakehead System consists of the United States portion of the mainline system that is managed by Enbridge through its subsidiaries, EEP and EELP.

The Regional Oil Sands System includes three intra-Alberta long haul pipelines, the Athabasca Pipeline, Waupisoo Pipeline and Woodland Pipeline and two large terminals: the Athabasca Terminal located north of Fort McMurray, Alberta and the Cheecham Terminal, located south of Fort McMurray. The Athabasca Pipeline is a 540-kilometre (335-mile) synthetic and heavy oil pipeline. Built in 1999, it links the Athabasca oil sands in the Fort McMurray region to the major Alberta pipeline hub at Hardisty, Alberta.  The Waupisoo Pipeline is a 380-kilometre (236-mile) synthetic and heavy oil pipeline that entered service in 2008 and provides access to the Edmonton market for oil sands producers. The Waupisoo Pipeline originates at the Cheecham Terminal and terminates at the major Alberta pipeline hub at Edmonton.  The Woodland Pipeline consists of Line 49 and Line 70 (Woodland Pipeline Extension) which were constructed in phases.  The Regional Oil Sands System also includes the Wood Buffalo Pipeline and Norealis Pipeline, each of which provides access for oil sands production from north of Fort McMurray to the Cheecham Terminal. There are also other facilities such as the MacKay River, Christina Lake, Surmont, Long Lake and AOC laterals and related facilities. Regional Oil Sands System currently serves nine producing oil sands projects.

Mid-Continent and Gulf Coast includes Seaway and Flanagan South Pipelines, Spearhead Pipeline, as well as the Mid-Continent System that is managed by Enbridge through its subsidiary, EEP.  In 2011, Enbridge acquired a 50% interest in the 1,078-kilometre (670-mile) Seaway Crude Pipeline System, including the 805-kilometre (500-mile), 30-inch diameter long-haul system between Cushing, Oklahoma and Freeport, Texas, as well as the Texas City Terminal and Distribution System which serves refineries in the Houston and Texas City areas. Seaway Crude Pipeline System also includes 7.4 million barrels of crude oil tankage on the Texas Gulf Coast.  Flanagan South is a 950-kilometre (590-mile), 36-inch diameter interstate crude oil pipeline that originates at the Company’s terminal at Flanagan, Illinois and terminates in Cushing, Oklahoma. Flanagan South and associated pumping stations were completed in the fourth quarter of 2014 and the majority of the pipeline parallels Spearhead Pipeline’s right-of-way.  Spearhead Pipeline is a long-haul pipeline that delivers crude oil from Flanagan, Illinois, a delivery point on the Lakehead System to Cushing, Oklahoma. The pipeline was originally placed into service in 2006 and an expansion was completed in mid-2009.  The Mid-Continent System is comprised of the Ozark Pipeline and storage terminals at Cushing, Oklahoma and Flanagan, Illinois. In December 2016, the Company entered into an agreement to sell the Ozark Pipeline to a subsidiary of MPLX LP for cash proceeds of approximately $294 million (US$219 million), including $13 million (US$10 million) in reimbursable costs for additional capital spent by the Company up to the closing date of the transaction. Subject to certain pre-closing conditions, the transaction is expected to close by the end of the first quarter of 2017. The storage terminals consist of 100 individual storage tanks ranging in size from 78,000 to 575,000 barrels.

Southern Lights Pipeline is a fully-contracted single stream pipeline that ships diluent from the Manhattan Terminal near Chicago, Illinois to three western Canadian delivery facilities, located at the Edmonton and Hardisty terminals in Alberta and the Kerrobert terminal in Saskatchewan.

Enbridge Inc. 2016 Annual Information Form

The Bakken System is a joint operation that includes a Canadian entity and a United States entity. The United States portion of the pipeline system extends from Berthold, North Dakota to the International Boundary near North Portal, North Dakota, and connects to the Bakken Canada entity at the border to bring the crude oil into Cromer, Manitoba.

Other pipelines primarily includes the Company’s 85% interest in Olympic Pipeline Company, the largest refined products pipeline in the State of Washington, with a capacity to transport approximately 290,000 bpd of gasoline, diesel and jet fuel. It also includes the NW System, which transports crude oil from Norman Wells in the Northwest Territories to Zama, Alberta, interests in a number of liquids pipelines in the United States, including the recently completed Southern Access Extension, the Toledo Pipeline, which connects with the EEP mainline at Stockbridge, Michigan, and the Company’s 75% joint venture interest in Eddystone Rail, a unit-train unloading facility and related local pipeline infrastructure near Philadelphia, Pennsylvania that delivered Bakken and other light sweet crude oil to Philadelphia area refineries.  The Company also owns the Hardisty Contract Terminal and Hardisty Storage Caverns located near Hardisty, Alberta, a key crude pipeline hub in western Canada.

The Company held certain South Prairie Region assets which transport crude oil and NGL from producing fields and facilities in southeastern Saskatchewan and southwestern Manitoba to Cromer, Manitoba where products enter the mainline system to be transported to the United States or eastern Canada. On December 1, 2016, the Company completed the sale of the South Prairie Region assets to an unrelated party for cash proceeds of $1.08 billion. The sold assets consisted of certain liquids pipelines and related facilities in southeast Saskatchewan and southwest Manitoba, including the Saskatchewan Gathering and Weyburn gathering systems, as well as the Westspur trunk line. The shipper commercial arrangements and contracts associated with the South Prairie Region assets are expected to remain in place and the Company expects that the crude oil and NGL volumes delivered from the South Prairie Region assets will continue to flow onto Enbridge’s Canadian Mainline at Cromer.

GAS DISTRIBUTION

Gas Distribution consists of the Company’s natural gas utility operations, the core of which is Enbridge Gas Distribution Inc. (EGD), which serves residential, commercial and industrial customers, primarily in central and eastern Ontario as well as northern New York State. This business segment also includes natural gas distribution activities in Quebec and New Brunswick and the Company’s investment in Noverco Inc.

ENBRIDGE GAS DISTRIBUTION

Enbridge Gas Distribution is a rate regulated natural gas distribution utility now serving over 2 million residential, commercial and industrial customers in its franchise areas of central and eastern Ontario, including the City of Toronto and the surrounding areas of Peel, York and Durham regions, as well as the Niagara Peninsula, Ottawa, Brockville, Peterborough, Barrie and many other Ontario communities. In addition, the Company serves Massena, Ogdensburg, Potsdam, Franklin County and surrounding areas in northern New York State through St. Lawrence.

EGD also owns and operates regulated and unregulated natural gas storage facilities in Ontario.

The utility business is conducted under statutes and municipal by-laws which grant the right to operate in the areas served. The utility operations of EGD and its subsidiary, St. Lawrence Gas Company, Inc., are regulated by the Ontario Energy Board and by the New York State Public Service Commission, respectively.

As at December 31, 2016, EGD owned and operated a network of approximately 38,500 kilometres of mains (2015 and 2014 - approximately 38,400 kilometres and 37,600 kilometres, respectively) for the transportation and distribution of natural gas, as well as the service pipes to transfer natural gas from mains to meters on customers’ premises.

Enbridge Inc. 2016 Annual Information Form

There are four principal interrelated aspects of the natural gas distribution business in which EGD is directly involved: Distribution Service, Gas Supply, Transportation and Storage.

Distribution Service

EGD’s principal source of revenue arises from distribution of natural gas to customers. The services provided to residential, small commercial and industrial heating customers are primarily on a general service basis (without a specific fixed term or fixed price contract). The services provided to larger commercial and industrial customers are usually on an annual contract basis under firm or interruptible service contracts.

Gas Supply

To acquire the necessary volume of natural gas to serve its customers, EGD maintains a diversified natural gas supply portfolio. During the year ended December 31, 2016, EGD acquired approximately 7.5 billion cubic metres of natural gas (2015 - 7.8 billion cubic metres), of which 53% (2015 - 67%) was acquired from western Canadian producers, 16% (2015 - 19%) was acquired from suppliers in Chicago, 24% was acquired from suppliers at Niagara (2015 - nil) and 7% (2015 - 14%) was acquired on a delivered basis in Ontario. EGD also transported 4.3 billion cubic metres (2015 - 4.7 billion cubic metres) of natural gas on behalf of direct purchase customers operating under a transportation service arrangement.

EGD’s system supply natural gas contracts have pricing structures responsive to supply and demand conditions in the North American natural gas market. The prices in these contracts may be indexed to Alberta, Chicago or New York based prices.

Transportation

TransCanada Pipelines Limited (TransCanada) transports approximately 83% or 9.9 billion cubic metres (2015 - 73% or 9.2 billion cubic metres) of the annual natural gas supply requirements of EGD’s customers. EGD has firm transportation service contracts with TransCanada for a portion of this requirement, while direct purchase customers contract directly with TransCanada or with natural gas marketers for the remainder.

EGD relies on its long-term contracts with Union Gas Limited for transportation of natural gas from Dawn, located in south-western Ontario, to EGD’s major market in the Greater Toronto Area. These contracts effectively provide EGD with access to United States sourced natural gas at Dawn. These contracts also provide transportation for natural gas received at Dawn via the Vector Pipeline as well as natural gas stored at the EGD’s and Union’s storage pools in the Sarnia, Ontario area to the market area.

Storage

EGD’s business is highly seasonal as daily market demand for natural gas fluctuates with changes in weather, with peak consumption occurring in the winter months. Utilization of storage facilities permits EGD to take delivery of natural gas on favourable terms during off peak summer periods for subsequent use during the winter heating season. This practice permits EGD to minimize the annual cost of transportation of natural gas from its supply basins, assists in reducing its overall cost of natural gas supply and adds a measure of security in the event of any short-term interruption of transportation of natural gas to EGD ‘s franchise area.

EGD’s principal storage facilities are located in south-western Ontario, near Dawn, and have a total working capacity of approximately 3.2 billion cubic metres. Approximately 2.6 billion cubic metres of the total working capacity is available to EGD for utility operations. EGD also has storage contracts with third parties for 0.6 billion cubic metres of storage capacity.

Enbridge Inc. 2016 Annual Information Form

Historical Operating Statistics

The following table presents statistics relating to the past three years of EGD’s operations.

Year Ended December 31,	2016	2015	2014
Gas Supply and Sendout (10[6]m3)[1]
Natural gas purchased	7,476	7,763	9,117
Gas into storage	(1,901)	(1,439)	(1,550)
Gas out of storage	1,844	1,424	783
Total gas sendout	7,419	7,748	8,350
Transportation of gas	4,449	4,697	4,800
	11,868	12,445	13,150
Gas sales to customers	7,245	7,632	8,209
Transportation of gas	4,076	4,327	4,462
Total sales	11,321	11,959	12,671
Used by the Company	6	6	6
Other volumetric variations[2]	541	480	473
	11,868	12,445	13,150
Maximum daily sendout	95	98	96
Minimum daily sendout	10	10	10
Average daily sendout	32	34	36
Heating Degree Days[3]
Actual	3,412	3,710	4,044
Forecast based on normal weather	3,617	3,536	3,517
Number of Active Customers[4] – end of year
Residential	1,890,470	1,820,705	1,750,886
Commercial	134,150	132,279	131,516
Industrial	4,880	4,880	4,928
Wholesale	1	1	1
Transportation	128,346	170,784	210,815
	2,157,847	2,128,649	2,098,146
Average Revenue (per 10[3]m3) [1]
Residential	$353	$370	$344
Commercial	$275	$301	$286
Industrial	$204	$259	$245
Wholesale	$178	$228	$170
Average Use per Residential Customer (m3)[1]	2,348	2,550	2,792

Notes:

(1)       m3 = cubic metre; 103m3 = thousand cubic metres; 106m3 = million cubic metres; 28.369 106m3 = 1 billion cubic feet (bcf).

(2)       Includes unaccounted for gas volumes and volumes for unbundled customers who deliver their own natural gas into EGD’s distribution system and manage their load balancing independent of EGD.

(3)       Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in the EGD’s distribution franchise area. It is calculated by accumulating, for the fiscal year, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. A daily mean temperature of zero degrees Celsius on any day equals 18 heating degree days for that day. The figures given are those accumulated in the Greater Toronto Area.

(4)       Number of active customers is the number of natural gas consuming customers at the end of the year and includes natural gas sales and transportation service customers. As the commodity cost of natural gas is flowed through to natural gas sales customers with no mark up, the composition of customers between natural gas sales and transportation service has no material impact on EGD’s earnings.

Enbridge Inc. 2016 Annual Information Form

NOVERCO

Enbridge owns an equity interest in Noverco Inc. through ownership of 38.9% of its common shares and an investment in preferred shares. Noverco Inc. is a holding company that owns approximately 71% of Gaz Métro Limited Partnership, a natural gas distribution company operating in the province of Quebec with interests in subsidiary companies operating gas transmission, gas distribution and power distribution businesses in the Province of Quebec and the State of Vermont. Noverco Inc. also holds, directly and indirectly, an investment in Enbridge’s Common Shares.

OTHER GAS DISTRIBUTION AND STORAGE

Other gas distribution operations includes natural gas distribution utility operations in Quebec and New Brunswick, the most significant being EGNB which is wholly-owned and operated by the Company. EGNB operates the natural gas distribution franchise in the province of New Brunswick, has approximately 11,800 customers and is regulated by the New Brunswick Energy and Utilities Board.

GAS PIPELINES AND PROCESSING

Gas Pipelines and Processing consists of investments in natural gas pipelines and gathering and processing facilities. Investments in natural gas pipelines include the Company’s interests in Alliance Pipeline, Vector Pipeline and transmission and gathering pipelines in the Gulf of Mexico. Investments in natural gas processing include the Company’s interest in Aux Sable, a natural gas extraction and fractionation business located near the terminus of the Alliance Pipeline, Canadian Midstream assets located in northeast British Columbia and northwest Alberta and United States Midstream assets located primarily in Texas and Oklahoma.

AUX SABLE

Enbridge owns a 42.7% interest in Aux Sable Liquid Products LP and Aux Sable Midstream LLC, and a 50% interest in Aux Sable Canada LP (together, Aux Sable). Aux Sable Liquid Products LP owns and operates an NGL extraction and fractionation plant at Channahon, Illinois, outside Chicago, near the terminus of Alliance Pipeline.  Aux Sable also owns facilities upstream of Alliance Pipeline that facilitate deliveries of liquids-rich gas volumes into the pipeline for further processing at the Aux Sable plant.  These facilities include the Palermo Conditioning Plant and the Prairie Rose Pipeline in the Bakken area of North Dakota, owned and operated by Aux Sable Midstream US; and Aux Sable Canada’s interests in the Montney area of British Columbia, comprising the Septimus Pipeline and a 22% interest it acquired effective October 1, 2015 in the Septimus and Wilder Gas Plants, in exchange for its previously held 50% ownership interest in the Septimus Plant.

ALLIANCE PIPELINE

The Alliance Pipeline, which includes both Alliance Pipeline Canada and Alliance Pipeline US, consists of approximately 3,000 kilometres (1,864 miles) of integrated, high-pressure natural gas transmission pipeline and approximately 860 kilometres (534 miles) of lateral pipelines and related infrastructure. Alliance Pipeline transports liquids-rich natural gas from northeast British Columbia, northwest Alberta and the Bakken area in North Dakota to the Alliance Chicago gas exchange hub downstream of the Aux Sable NGL extraction and fractionation plant at Channahon, Illinois.

VECTOR PIPELINE

Vector Pipeline, which includes both the Canadian and United States portions of the pipeline system, consists of 560 kilometres (348 miles) of mainline natural gas transmission pipeline between the Chicago, Illinois hub and a storage complex at Dawn, Ontario.

Enbridge Inc. 2016 Annual Information Form

CANADIAN MIDSTREAM

At December 31, 2016, Canadian Midstream consisted of the wholly-owned Tupper Plants located within the Montney shale play in northeastern British Columbia, the Company’s 71% interest in the Cabin Gas Plant located 60 kilometres (37 miles) northeast of Fort Nelson, British Columbia in the Horn River Basin, as well as interests in the Pipestone and Sexsmith gathering systems. The Company has almost 100% interest in Pipestone and varying interests (55% to 100%) in Sexsmith and its related sour gas gathering, compression and NGL handling facilities, located in the Peace River Arch region of northwest Alberta. The primary producer and operator of Pipestone holds a nominal 0.01% interest. The Company is the operator of the Tupper Plants and the Cabin Gas Plant.

ENBRIDGE OFFSHORE PIPELINES

Offshore is comprised of 11 active natural gas gathering and Federal Energy Regulatory Commission regulated transmission pipelines and two active oil pipelines, including the Heidelberg Pipeline that was placed in service in January 2016. These pipelines are located in four major corridors in the Gulf of Mexico, extending to deepwater developments, and include almost 2,100 kilometres (1,300 miles) of underwater pipe and onshore facilities with total capacity of approximately 6.5 bcf/d.

US MIDSTREAM

US Midstream consists of the Anadarko, East Texas, North Texas and Texas Express NGL systems, which include natural gas and NGL gathering and transportation pipeline systems, natural gas processing and treating facilities, condensate stabilizers and an NGL fractionation facility. In addition, US Midstream has rail and liquids marketing operations. Enbridge’s ownership interest in US Midstream, held through EEP was 19.0% as at December 31, 2016 (December 31, 2015 – 19.2%).

GREEN POWER AND TRANSMISSION

Green Power and Transmission consists of the Company’s investments in renewable energy assets and transmission facilities. Renewable energy assets consist of wind, solar, geothermal and waste heat recovery facilities and are located in Canada primarily in the provinces of Alberta, Ontario and Quebec and in the United States primarily in Colorado, Texas, Indiana and West Virginia.  The Company also has assets under development located in Europe.

Green Power and Transmission includes approximately 1,900 MW of net operating renewable and alternative energy sources. Of this amount, approximately 930 MW of net power generating capacity comes from wind farms located in the provinces of Alberta, Ontario and Quebec and approximately 780 MW of net power generating capacity comes from wind farms located in the states of Colorado, Texas, Indiana and West Virginia, including the 103 MW New Creek Wind Project which entered service in late December 2016. The vast majority of the power produced from these wind farms is sold under long-term power purchase agreements. The Company also has three solar facilities located in Ontario and a solar facility located in Nevada, with 100 MW and 50 MW, respectively, of net power generating capacity. Also included in Green Power and Transmission is the Montana-Alberta Tie-Line, the Company’s first power transmission asset, a transmission line from Great Falls, Montana to Lethbridge, Alberta.

ENERGY SERVICES

The Energy Services businesses in Canada and the United States undertake physical commodity marketing activity and logistical services, oversee refinery supply services and manage the Company’s volume commitments on various pipeline systems.

Energy Services provides energy supply and marketing services to North American refiners, producers and other customers. Crude oil and NGL marketing services are provided by Tidal Energy Marketing Inc. This business transacts at many North American market hubs and provides its customers with various services, including transportation, storage, supply management, hedging programs and product exchanges. Tidal Energy Marketing Inc. is primarily a physical barrel marketing company focused on capturing value from quality, time and location differentials when opportunities arise. To execute these strategies, Energy Services may lease storage or rail cars, as well as hold nomination or contractual rights on both third party and Enbridge-owned pipelines and storage facilities. Tidal Energy Marketing Inc. also provides natural gas marketing services, including marketing natural gas to optimize commitments on certain natural gas pipelines. Additionally, Tidal Energy Marketing Inc. provides natural gas supply, transportation, balancing and storage for third parties, leveraging its natural gas marketing expertise and access to transportation capacity.

Enbridge Inc. 2016 Annual Information Form

SAFETY, ENVIRONMENT AND INDUSTRY

SAFETY AND ENVIRONMENT

Enbridge proactively addresses safety and environmental issues by ensuring appropriate mechanisms are in place to monitor the safety and environmental aspects of its operations.  Enbridge utilizes established safety and environmental management systems and has established policies, programs and practices for conducting safe and environmentally sound operations.  Enbridge seeks to ensure compliance with all applicable regulatory and permit requirements and to proactively identify, evaluate and mitigate any potential impacts and issues associated with its operations.  Crude oil and petroleum product spills are an inherent operational risk within the petroleum pipeline industry and the liquids pipelines assets have in the past experienced such spills.  A comprehensive methodology for managing environmental aspects of spills is in place.  Enbridge has in place an integrity management program to continuously monitor the condition of the liquids pipelines and apply preventative maintenance programs.

IMPACT OF WILDFIRES IN NORTHEASTERN ALBERTA

During the first week of May 2016, extreme wildfires in northeastern Alberta resulted in the shutdown of a number of oil sands production facilities and the evacuation of more than 80,000 people from the city of Fort McMurray, which serves as a commercial and regional logistics centre for the oil sands region and a home to a significant portion of the oil sands workforce.

Enbridge’s facilities in the region were largely unaffected; however, as a precautionary measure on May 4, 2016, the Company temporarily shut down and evacuated its Cheecham terminal and curtailed operations at its Athabasca terminal. The Company also isolated and shut down pipelines in and out of the Cheecham terminal and shut down or curtailed operations on other pipelines it operates in the region.

The Company coordinated with emergency response, public safety and utility officials to restore power and make any necessary repairs to its systems while working closely with producers in the region, and restarted and returned the majority of its regional pipeline systems to normal operation by the end of May 2016.

Oil sands production from facilities in the vicinity of Fort McMurray, Alberta was curtailed longer given the severity and longevity of the wildfires, with oil sands production substantially coming back online by the end of June 2016.

ABANDONMENT COSTS

In 2009, the NEB issued a decision related to the Land Matters Consultation Initiative which required holders of an authorization to operate a pipeline under the NEB Act to file a proposed process and mechanism to set aside funds to pay for future abandonment costs in respect of the sites in Canada used for the operation of a pipeline. The NEB’s decision stated that while pipeline companies are ultimately responsible for the full costs of abandoning pipelines, abandonment costs are a legitimate cost of providing service and are recoverable from the users of the pipeline upon approval by the NEB. For additional information, please refer to the MD&A.

Enbridge Inc. 2016 Annual Information Form

EMPLOYEES

The following table provides a breakdown by business segment of Enbridge employees as at Year End.

Business Segment	No. of Employees
Liquids Pipelines	3,677
Gas Distribution	2,259
Gas Pipelines, Processing and Energy Services	1,177
Green Power and Transmission	19
Energy Services	66
Other[1]	536
Total employees[2]	7,733

Notes:

(1)        The Other category is comprised of permanent employees who are not allocated to one of the five business segments.

(2)        Total employees does not include permanent employees who are on long term disability or severance, temporary employees or contractors.

CORPORATE SOCIAL RESPONSIBILITY AND SUSTAINABILITY

Enbridge is committed to integrating CSR and sustainability into every aspect of its business. The Company defines CSR and sustainability as conducting business in an ethical and responsible manner, protecting the environment and the safety of people, providing economic and other benefits to the communities in which the Company operates, supporting universal human rights and employing a variety of policies, programs and practices to manage corporate governance and ensure fair, full and timely disclosure. The Company provides its stakeholders with open, transparent disclosure of its CSR and sustainability performance.

Each year Enbridge prepares a CSR & Sustainability Report based on the Global Reporting Initiative G4 Sustainability Reporting Guidelines, which serve as a generally accepted framework for reporting on an organization’s economic, environmental and social performance.  A copy of this report is available on the Company’s website at www.enbridge.com.  Unless otherwise specifically stated, none of the information contained on, or connected to, the Company’s website nor any of the contents of the CSR & Sustainability Report are incorporated by reference herein.

For additional information, please refer to the MD&A.

RISK FACTORS

A discussion of the Company’s risk factors can be found in the MD&A.  Such disclosure is incorporated herein by reference and is available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

SHARE CAPITAL

Enbridge’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series.  At Year End, the Company had 943,112,225 Common Shares, 5,000,000 Series A Preference Shares, 20,000,000 Series B Preference Shares, 18,000,000 Series D Preference Shares, 20,000,000 Series F Preference Shares, 14,000,000 Series H Preference Shares, 8,000,000 Series J Preference Shares, 16,000,000 Series L Preference Shares, 18,000,000 Series N Preference Shares, 16,000,000 Series P Preference Shares, 16,000,000 Series R Preference Shares, 16,000,000 Series 1 Preference Shares, 24,000,000 Series 3 Preference Shares, 8,000,000 Series 5 Preference Shares, 10,000,000 Series 7 Preference Shares, 11,000,000 Series 9 Preference Shares, 20,000,000 Series 11 Preference Shares, 14,000,000 Series 13 Preference Shares, 11,000,000 Series 15 Preference Shares and 30,000,000 Series 17 Preferred Shares issued and outstanding.

Enbridge Inc. 2016 Annual Information Form

See Appendices B and C of this AIF for information regarding the trading prices and volumes of the Company’s publically listed securities as well as a summary of the terms of the Company’s authorized securities.

RATINGS

In order to maintain ready access to low cost capital and optimize return on investment, the Company’s funding, investment and risk polices are designed with the objective of retaining investment grade credit ratings.  A ratings downgrade could potentially increase the Company’s financing costs and reduce its access to capital markets. The following table sets forth the ratings assigned to the Company’s Preference Shares, MTNs and unsecured debt and commercial paper by DBRS, Moody’s and S&P.

	DBRS	Moody’s	S&P
Preference Shares[1]	Pfd-3 (high)	Ba1[2]	P-2 (low)
MTNs and Unsecured Debt	BBB(high)	Baa2	BBB+
Commercial Paper	R-2 (high)	P-2³	A-1 (low)
Rating Outlook	Under Review, with Developing Implications	Negative	Stable

Notes:

(1)              The Preference Shares have all had the same ratings assigned to them.

(2)              Moody’s rating applies only to Series A, B, D and F Preference Shares.

(3)              Moody’s rating is for Enbridge (US) Inc.’s commercial paper.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor.  The credit ratings assigned by these ratings agencies to the securities may not reflect the potential impact of all risks on the value of the respective securities.  The credit ratings accorded by these rating agencies are not recommendations to purchase, hold or sell the respective securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.  A description from the rating agency for each credit rating listed in the table above is set out below.

DBRS

DBRS has different rating scales for short and long term debt and preferred shares.  The DBRS long-term rating scale provides an opinion on the risk of default.  That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued.  Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims.  All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”.  The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.  The BBB (high) rating assigned to the Company’s MTNs and unsecured debentures is the fourth highest of ten categories for long-term debt.  According to the DBRS long-term rating scale, long-term obligations rated BBB are of adequate credit quality.  The capacity for the payment of financial obligations is considered acceptable, and may be vulnerable to future events.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments.  Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories “high” and “low”.  The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.  This scale may also apply to certain hybrid securities, in which case references to dividend throughout will reflect interest commitments of the hybrid security.  The Pfd-3 (high) rating assigned to the Preference Shares is the third highest of six rating categories for preferred shares.  According to the DBRS preferred share rating scales, preferred shares rated Pfd-3 are of adequate credit quality.  While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Pfd-3 ratings generally correspond with companies whose senior bonds are rated in the higher end of the BBB category.

Enbridge Inc. 2016 Annual Information Form

The DBRS short term debt rating scale provides an opinion on the risk that an issuer will not meet its short term financial obligations in a timely manner.  Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.  The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”.  The R-2 (high) rating assigned to Enbridge’s commercial paper is the fourth highest of ten rating categories and, according to the DBRS short term debt rating scale, indicates the upper end of adequate credit quality.  The capacity for the payment of short term financial obligations as they fall due is acceptable, and may be vulnerable to future events.

Moody’s

Moody’s long term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.  The Baa2 rating assigned to the Company’s MTNs and unsecured debentures, and the Ba1 rating assigned to the Company’s Series A, B, D, and F Preference Shares, are the fourth highest and fifth highest, respectively, of nine categories for long-term obligations.  Obligations rated Baa are judged to be medium grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics. According to the Moody long-term rating scale, obligations rated Ba are judged to be speculative and are subject to substantial credit risk.  Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s assigns provisional ratings to MTN programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).  MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated).  To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs.  A provisional rating is denoted by a (P) in front of the rating.

Moody’s short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2 rating assigned to Enbridge is the second highest of four categories and indicates a strong ability to repay short-term debt obligations.

S&P

S&P has different rating scales for short and long term obligations. Ratings for long-term obligations may be modified by the addition of a plus (“+”) or a minus (“-”) sign to show the relative standing within a major rating category.  The S&P Canadian preferred share rating scale serves issuers, investors and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years.  A S&P preferred share rating on the Canadian scale is a forward looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market.  There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P.  The P-2 (low) rating assigned to the Company’s Preference Shares is the second highest of eight categories for Canadian preferred shares.  P-2 (low) corresponds to BBB.  According to the S&P preferred share rating scale, an obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Enbridge Inc. 2016 Annual Information Form

The BBB+ rating assigned to Enbridge’s MTNs and unsecured debentures is the fourth highest of 11 rating categories.  According to the S&P long-term rating scale, an obligation rated BBB exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

A S&P Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet the financial commitments associated with a specific commercial paper program or other short-term financial instrument (obligation) relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations.  The A-1(Low) rating assigned to Enbridge’s commercial paper program is the third highest of eight rating categories.  According to the S&P short-term rating scale, a short-term obligation rated A-1 (low) is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory. Obligations rated A-1 (low) on the Canadian commercial paper rating scale would qualify for a rating of A-2 on S&P’s global short-term rating scale.

The Company made payments to DBRS, Moody’s and S&P in connection with the assignment of ratings on the Preference Shares, MTNs and unsecured debt and commercial paper of the Company and will make payments to these rating agencies in connection with the confirmation of such ratings for purposes of any future offerings of such securities.  Other than those payments made in respect of credit ratings, no additional payments have been made to any of these rating agencies for any other services provided to the Company during the past two years.

Rating Outlook

Following the Company’s announcement of the Merger Transaction, the rating outlook was updated to Under Review with Developing Implications by DBRS, reaffirmed at Negative by Moody’s and reaffirmed at Stable by S&P.

DIVIDENDS

COMMON SHARES

The declaration and payment of dividends on the Common Shares are at the discretion of the Board.  Dividends on the Common Shares are paid quarterly, on the first day of March, June, September and December of each year. The Board supports a stable and consistent dividend policy for these shares. On January 5, 2017, Enbridge announced a 10% increase to its next quarterly Common Share dividend.  The Company’s quarterly Common Share dividend will increase 10% to $0.583 per share with the dividend payable March 1, 2017 to shareholders of record on February 15, 2017. The planned merger with Spectra Energy is expected to enable an aggregate increase in dividends paid to Enbridge shareholders of approximately 15% in 2017, post-closing of the Merger Transaction.  Special dividends may also be declared from time to time to implement corporate strategic initiatives.

The Company has a dividend reinvestment and share purchase plan which enables registered holders of Common Shares to receive their dividends in the form of newly issued Common Shares.  See Appendix C of this AIF for a summary of the terms of the Common Shares.

PREFERENCE SHARES

The declaration and payment of dividends on the Company’s Preference Shares are at the discretion of the Board.  Dividends on the Company’s Series A Preference Shares are fixed and are paid quarterly.

Enbridge Inc. 2016 Annual Information Form

Dividends on each series of Preference Shares outstanding, other than the Series A Preference Shares, are fixed for the initial term (the period from and including the date of issue of such shares to but excluding the applicable initial period end date) and are paid quarterly. At the end of the initial term, the fixed dividend rate for the respective series of Preference Shares will be reset for a subsequent five year term, or the holders may elect to convert to a floating rate dividend which will be reset quarterly thereafter.  See Appendix C of this AIF for a summary of the terms of each series of the Preference Shares.

DIVIDENDS

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2014, 2015 and 2016, on each class and series of securities of the Company that was outstanding at Year End, all expressed in Canadian dollars unless otherwise noted.

		Distribution Per Security
	2016	2015	2014
Per Common Share[1]	$2.1200	$1.8600	$1.4000
Per Preference Share
Series A2	$1.3750	$1.3750	$1.3750
Series B [9]	$1.0000	$1.0000	$1.0000
Series D [9]	$1.0000	$1.0000	$1.0000
Series F [9]	$1.0000	$1.0000	$1.0000
Series H [9]	$1.0000	$1.0000	$1.0000
Series J [10]	U.S.$1.0000	U.S.$1.0000	U.S.$1.0000
Series L [10]	U.S.$1.0000	U.S.$1.0000	U.S.$1.0000
Series N [9]	$1.0000	$1.0000	$1.0000
Series P [9]	$1.0000	$1.0000	$1.0000
Series R3,9	$1.0000	$1.0000	$1.0000
Series 1[4,10]	U.S.$1.0000	U.S.$1.0000	U.S.$1.0000
Series 3[5,9]	$1.0000	$1.0000	$1.0000
Series 5 [3]	U.S.$1.1000	U.S.$1.1000	U.S.$1.1000
Series 7 [4,11]	$1.1000	$1.1000	$1.0631
Series 9 [5,11]	$1.1000	$1.1000	$0.7911
Series 11 [6,11]	$1.1000	$1.1000	$0.5824
Series 13 [7,11]	$1.1000	$1.1000	$0.4129
Series 15 [8,11]	$1.1000	$1.1000	$0.2079
Series 17 [12]	-	-	-

Notes:

(1)

Dividends paid on the Common Shares include: (i) a dividend of 0.3500 declared in 2014 but paid in the first quarter of 2015 and (ii) a dividend of 0.3150 declared in 2013 but paid in the first quarter of 2014. On January 5, 2017, the Company also declared a dividend of $0.583 per share on the Common Share which is payable in the first quarter of 2017.

(2)	On January 5, 2017, the Company declared a quarterly dividend of $0.34375 per share on the Series A Preference Shares which is payable in the first quarter of 2017.
(3)	On January 5, 2017, the Company declared a quarterly dividend of U.S.$0.275 per share on the Series 5 Preference Shares, which is payable in the first quarter of 2017.
(4)

On January 15, 2014, the Board declared a quarterly dividend of $0.2381 per share on the Series 7 Preference Share which was paid on March 1, 2014. The regular quarterly dividend of $0.275 per share payable on the Series 7 Preference Shares took effect in the second quarter of 2014.

(5)

On June 1, 2014, the Company paid a first dividend of $0.2411 on the Series 9 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 9 Preference Shares took effect on September 1, 2014.

(6)

On September 1, 2014, the Company paid a first dividend of $0.3074 on the Series 11 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 11 Preference Shares took effect on December 1, 2014.

(7)

On December 1, 2014, the Company paid a first dividend of $0.4129 on the Series 13 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 13 Preference Shares took effect in the first quarter of 2015.

(8)

On December 1, 2014, the Company paid a first dividend of $0.2079 on the Series 15 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 15 Preference Shares took effect in the first quarter of 2015.

(9)

On January 5, 2017, the Company declared a quarterly dividend of $0.25 per share on the Series B Preference Shares, the Series D Preference Shares, the Series F Preference Shares, the Series H Preference Shares, the Series N Preference Shares, the Series P Preference Shares, the Series R Preference Shares and the Series 3 Preference Shares, each which is payable in the first quarter of 2017.

Enbridge Inc. 2016 Annual Information Form

(10)

On January 5, 2017, the Company declared a quarterly dividend of U.S.$0.25 per share on the Series J Preference Shares, the Series L Preference Shares and the Series 1 Preference Shares, each which is payable in the first quarter of 2017.

(11)

On January 5, 2017, the Company declared a quarterly dividend of $0.275 per share on the Series 7 Preference Shares, the Series 9 Preference Shares, the Series 11 Preference Shares, the Series 13 Preference Shares and the Series 15 Preference Shares, each which is payable in the first quarter of 2017.

(12)

The Series 17 Preference Shares were issued on November 23, 2016. On January 5, 2017, the Company declared the initial quarterly dividend of $0.3457 per share on the Series 17 Preference Shares, which is payable in the first quarter of 2017.

OTHER SECURITIES

The table below outlines the securities not listed or quoted on an exchange that were issued in 2016 by Enbridge or its subsidiaries that are reporting issuers in Canada.  These securities are in the form of unsecured debt securities.

Issuer	Principal Amount ($ millions)	Coupon	Issue Date	Maturity Date	Issue Price ($)
EGD	300	2.50%	August 5, 2016	August 5, 2026	99.930
EPI	400	3.00%	August 9, 2016	August 10, 2026	99.991
EPI	400	4.13%	August 9, 2016	August 9, 2046	99.966
Enbridge	US 750	4.25%	November 29, 2016	December 1, 2026	99.356
Enbridge	US 750	5.50%	November 29, 2016	December 1, 2046	99.606
Enbridge	US 750	6.00%	December 20, 2016	January 15, 2077	100.000

There are no provisions associated with this debt that entitle debt holders to voting rights.  From time to time, the Company also issues commercial paper for various terms.

CREDIT FACILITIES

To ensure ongoing liquidity and to mitigate the risk of capital market disruption, Enbridge maintains ready access to funds through committed bank credit facilities and it actively manages its bank funding sources to optimize pricing and other terms. The following table provides details of the Company’s committed credit facilities at December 31, 2016 and 2015.

		2016			2015
		Total			Total
December 31,	Maturity	Facilities	Draws[1]	Available	Facilities
(millions of Canadian dollars)
Enbridge	2017-2020	8,183	4,700	3,483	6,988
Enbridge (U.S.) Inc.	2018-2019	3,934	126	3,808	4,470
EEP	2018-2020	3,525	2,293	1,232	3,598
EGD	2018-2019	1,017	360	657	1,010
The Fund	2019	1,500	236	1,264	1,500
Enbridge Pipelines (Southern Lights) L.L.C.	2018	27	-	27	28
EPI	2018	3,000	1,032	1,968	3,000
Enbridge Southern Lights LP	2018	5	-	5	5
MEP	2018	900	564	336	1,121
Total committed credit facilities		22,091	9,311	12,780	21,720

Note:

(1)              Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.

DIRECTORS AND OFFICERS

As at Year End, the directors and all officers of Enbridge (including the executive officers listed below) as a group beneficially owned, directly or indirectly, 1,731,025 Common Shares, representing less than 1% of the issued and outstanding Common Shares on that date.  The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.  The directors and officers do not beneficially own, directly or indirectly, more than 1% of the voting securities of any subsidiary of the Company.

Enbridge Inc. 2016 Annual Information Form

DIRECTORS

The table below sets forth the names of the directors of the Company as at the date of this AIF, their municipalities of residence, their respective principal occupations within the five preceding years, and the year in which they first became a director of the Company.  Each director who is elected holds office until the next annual meeting of shareholders or until a successor is duly elected or appointed.

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since[1]
David A. Arledge Naples, Florida U.S.A	Corporate Director. Chair of the Board since 2005.	2002
James J. Blanchard Beverly Hills, Michigan U.S.A	Chairman, Government Affairs, DLA Piper U.S., LLP (law firm) since June 2006. United States Ambassador to Canada from 1993 to 1996.	1999
Marcel R. Coutu Calgary, Alberta Canada	Corporate Director. Chairman of Syncrude Canada Ltd. (integrated oil sands project) from 2003 to 2014 and President & Chief Executive Officer of Canadian Oil Sands Limited (public oil and gas company) from 2001 to 2014.	2014
J. Herb England Naples, Florida U.S.A	Chairman and Chief Executive Officer of Stahlman England Irrigation Inc. (contracting company) since January 2000.	2007
Charles W. Fischer Calgary, Alberta Canada	Corporate Director.	2009
V. Maureen Kempston Darkes Toronto, Ontario Canada and Lauderdale by the Sea, Florida U.S.A	Corporate Director.	2010
Al Monaco Calgary, Alberta Canada	President & Chief Executive Officer of Enbridge since October 2012 and President of Enbridge since February 2012. President, Gas Pipelines, Green Energy & International of Enbridge from October 2010 to February 2012.	2012
George K. Petty San Luis Obispo, California U.S.A	Corporate Director.	2001
Rebecca B. Roberts The Woodlands, Texas U.S.A	Corporate Director.	2015
Dan C. Tutcher Houston, Texas U.S.A	Corporate Director. President & Chief Executive Officer and Chairman of the Board of Trustees of Center Coast MLP & Infrastructure Fund (actively managed investment fund) since 2013. Principal in Center Coast Capital Advisors, L.P. (investment advisory firm) since 2007.	2006
Catherine L. Williams Calgary, Alberta Canada	Corporate Director.	2007

Note:

(1)        “Director Since” refers to the year the person named was first elected or appointed as a director of the Company or of its predecessor parent, Interprovincial Pipe Line Inc.

Enbridge has five committees of the Board, as follows:

1.                                     AFR Committee;

2.                                     Governance Committee;

3.                                     HRC Committee;

4.                                     CSR Committee; and

5.                                     SR Committee.

Enbridge Inc. 2016 Annual Information Form

The members of each of these committees, as of Year End, are identified below.

Director	AFR Committee	Governance Committee	HRC Committee	CSR Committee	SR Committee
David A. Arledge[1]
James J. Blanchard		✓		✓
Marcel R. Coutu	✓		✓
J. Herb England	Chair
Charles W. Fischer	✓				Chair
V. Maureen Kempston Darkes			✓	Chair	✓
Al Monaco[2]
George K. Petty	✓	✓		✓
Rebecca B. Roberts		✓	✓		✓
Dan C. Tutcher		Chair		✓	✓
Catherine L. Williams	✓		Chair

Notes:

(1)     Mr. Arledge is not a member of any Board committees, but, as Chair of the Board, attends and participates in most committee meetings.

(2)     Mr. Monaco is not a member of any Board committee.  He attends Board committee meetings at the request of the Board.

OFFICERS

The following table sets forth the names of the executive officers of the Company, their current office with the Company as at the date of this AIF, their municipalities of residence and their principal occupations for the five preceding years.

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years
Al Monaco Calgary, Alberta Canada	President & Chief Executive Officer	President & Chief Executive Officer since October 2012 and President since February 2012.
Cynthia L. Hansen Toronto, Ontario Canada	President, Gas Distribution & Power

President, Gas Distribution & Power & President of EGD since June 2016. Senior Vice President, Operations of EPI from January 2015 to May 2016. Senior Vice President, Enterprise Safety & Operational Reliability from February 2013 to December 2014. Vice President, System Performance & Solutions of EPI from July 2012 to February 2013. Vice President, Canadian Operations of EPI from October 2010 to July 2013.

C. Gregory Harper Houston, Texas U.S.A	President, Gas Pipelines & Processing

President, Gas Pipelines & Processing since January 2014. Senior Vice President & Group President – Pipelines & Field Services, CenterPoint Energy (energy delivery company) from December 2008 to July 2013.

D. Guy Jarvis Calgary, Alberta Canada	Executive Vice President and President, Liquids Pipelines and Major Projects

Executive Vice President and President, Liquids Pipelines and Major Projects since May 2016. President, Liquids Pipelines from March 2014 to May 2016. Executive Vice President & Chief Commercial Officer, Liquids Pipelines from October 2013 to March 2014. President, Gas Distribution and President of EGD from September 2011 to October 2013.

Byron C. Neiles Calgary, Alberta Canada	Executive Vice President, Corporate Services

Executive Vice President, Corporate Services since May 2016. Senior Vice President, Major Projects (including Western Access/Northern Gateway) and Enterprise Safety & Operational Reliability from January 2015 to May 2016. Senior Vice President, Major Projects from November, 2011 to January 2015.

Enbridge Inc. 2016 Annual Information Form

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years
Karen L. Radford Calgary, Alberta Canada	Executive Vice President and Chief Transformation Officer

Executive Vice President and Chief Transformation Officer since May 2016. Executive Vice President, People, Planet & Partners from November 2015 to May 2016. Executive Vice President, People & Partners from September 2011 to November 2015. Various Executive Vice President and President positions with TELUS Corporation (a telecommunications company) from July 2004 to January 2011.

Robert R. Rooney, Q.C. Calgary, Alberta Canada	Executive Vice President & Chief Legal Officer

Executive Vice President & Chief Legal Officer since February 2017. Managing Director and Co-Founder of RimRock Oil and Gas (an oil and gas company) from December 2015 to January 2017. Executive Vice President, Corporate of Talisman Energy (an oil and gas company) from November 2008 to May 2015.

John K. Whelen Calgary, Alberta Canada	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer since October 2014. Senior Vice President, Finance from July 2014 to October 2014. Senior Vice President & Controller from April 2011 to July 2014.
Vern D. Yu Calgary, Alberta Canada	Executive Vice President & Chief Development Officer

Executive Vice President & Chief Development Officer since May 2016. Senior Vice President, Corporate Planning & Chief Development Officer from January 2015 to May 2016. Senior Vice President, Corporate Development from July 2014 to January 2015. Senior Vice President, Business & Market Development of EPI from February 2013 to July 2014. Vice President, Business & Market Development of EPI from July 2012 to February 2013. Vice President, Business Development of EPI from October 2010 to July 2012.

CONFLICTS OF INTEREST

Directors and officers of Enbridge and its subsidiaries are required to disclose the existence of potential conflicts in accordance with Enbridge policies governing directors and officers and in accordance with the CBCA.  Although some of the directors sit on boards or may be otherwise associated with companies that ship crude oil and/or natural gas on Enbridge’s pipeline systems, Enbridge as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit worthy shipper.  Further, due to the specialized nature of the industry, Enbridge believes it is important for its Board to be composed of qualified and knowledgeable directors, so it is likely that some of them will come from oil and gas producers and shippers.  The Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board’s performance.  In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

AUDIT, FINANCE & RISK COMMITTEE

The AFR Committee’s Terms of Reference are attached to this AIF as Appendix A and can also be found on the Company’s website at www.enbridge.com.  Unless otherwise specifically states, none of the information contained on or connected to the Company’s website is incorporated by reference herein.

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS

The members of the AFR Committee at Year End were J. Herb England (Chair), Marcel R. Coutu, Charles W. Fischer, George K. Petty and Catherine L. Williams.  The Board believes the composition of the AFR Committee reflects a high level of financial literacy and expertise.  Each member of the AFR Committee is “independent” and “financially literate” as those terms are defined under Canadian and United States securities laws and TSX and NYSE requirements.

Enbridge Inc. 2016 Annual Information Form

In addition, the Board has determined that Messrs. England and Coutu and Ms. Williams are each an “Audit Committee Financial Expert” as that term is defined under United States securities laws.  The Board has made these determinations based on the education and breadth and depth of experience of each member of the AFR Committee.  The following is a description of the education and experience, apart from their respective roles as directors of Enbridge, of each member of the AFR Committee that is relevant to the performance of his or her responsibilities as a member of the AFR Committee.

AFR Committee Member	Relevant Experience
J. Herb England

Mr. England acquired significant financial experience and exposure to accounting and financial issues during a lengthy career with the John Labatt Limited group of companies, including as Chief Financial Officer of John Labatt Limited. He is currently Chairman and Chief Executive Officer of Stahlman England Irrigation Inc., a contracting company in Florida. Mr. England also currently serves as a director and Chair of the audit committees of EGD, Enbridge Management L.L.C., EEC and Midcoast Holdings L.L.C. and a member of the audit committees of ECT, EPI and Fuel Cell Energy Inc.

Marcel R. Coutu

Mr. Coutu acquired significant financial experience and exposure to accounting and financial issues during a lengthy business career which included Chairman of Syncrude Canada Ltd. and former President & Chief Executive Officer of Canadian Oil Sands Limited from 2001 until January 2014. Mr. Coutu was also Senior Vice President & Chief Financial Officer of Gulf Canada Resources Limited from 1999 to 2001 and held various executive positions with TransCanada PipeLines Limited. He currently also serves as director and a member of the audit committees of EGD, Brookfield Asset Management Inc. and Power Corporation of Canada.

Charles W. Fischer

Mr. Fischer acquired significant financial experience and exposure to accounting and financial issues during a lengthy business career, which included serving as President and Chief Executive Officer of Nexen Inc. from 2001 to 2008, and holding various executive positions with Nexen Inc. from 1994 to 2001. He currently also serves as director and a member of the audit committees of ECT, EPI and Pure Technologies Ltd.

George K. Petty

Mr. Petty acquired significant financial experience and exposure to accounting and financial issues during his lengthy business career, which included serving as President and Chief Executive Officer of Telus Corporation from 1994 to 1999. He has acted as a member of other United States and Canadian audit committees.

Catherine L. Williams

Ms. Williams held senior finance positions during a 30 year career in business which included international experience. She worked for 22 years in the Shell group of companies, including as Chief Financial Officer of Shell Canada Limited from 2003 to 2007 and as Controller of Shell Europe Oil Products from 2001 to 2003. She currently serves on the audit committee of ECT, EPI and Vermilion Energy Inc.

PRE APPROVAL POLICIES AND PROCEDURES

The AFR Committee has adopted a policy that requires pre approval by the AFR Committee of any services to be provided by the Company’s external auditors, PricewaterhouseCoopers LLP, whether audit or non-audit services.  The policy prohibits the Company from engaging the auditors to provide the following non-audit services:

•                  bookkeeping or other services related to accounting records and financial statements;

•                  financial information systems design and implementation;

•                  appraisal or valuation services, fairness opinions or contribution in kind reports;

•                  actuarial services;

•                  internal audit outsourcing services;

•                  management functions or human resources;

•                  broker or dealer, investment adviser or investment banking services;

•                  legal services; and

•                  expert services unrelated to the audit.

Enbridge Inc. 2016 Annual Information Form

The AFR Committee believes that the policy will protect the Company from the potential loss of independence of the external auditors.  The AFR Committee has also adopted a policy which prohibits the Company from hiring (as a full time employee, contractor or otherwise) into a financial reporting oversight role any current or former employee or partner of its external auditor who provided audit, review or attest service in respect of the Company’s financial statements (including such financial statements of its reporting issuer subsidiaries and significant investees) during the 12 month period preceding the date of the initiation of the current annual audit.  The policy further prohibits the hiring of a former partner of the Company’s external auditor who receives pension benefits from the firm, unless such pension benefits are of a fixed amount, not dependent upon firm earnings and fully funded.  In all cases, the hiring of any partner or employee or former partner or employee of the independent auditor is subject to joint approval by the lead engagement partner and the Company’s Senior Vice President and Controller.

A copy of the policies and procedures applicable to the pre-approval of non-audit services by the Company’s external auditors may be obtained from the Corporate Secretary of the Company by sending a request to:

Enbridge Inc.
200, 425 - 1st Street S.W.
Calgary, Alberta T2P 3L8
Attention:  Corporate Secretary
Telephone: 403-231-3900
Fax:  403-231-5929
Email: CorporateSecretary@enbridge.com

EXTERNAL AUDITOR SERVICES - FEES

For the years ended December 31, 2016 and December 31, 2015, PricewaterhouseCoopers LLP billed the Company total fees of $18,461,584 and $19,001,112 respectively, comprised of the following:

	2016	2015	Description of Fee Category
Audit Fees	$14,856,471	$15,445,798	Represents the aggregate fees for audit services.
Audit-Related Fees	$1,457,552	$1,133,899

Represents the aggregate fees for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees”. During fiscal 2015 and 2014, the services provided in this category included due diligence related to prospectus offerings and other items.

Tax Fees	$1,771,344	$1,680,529	Represents the aggregate fees for professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.
All Other Fees	$376,217	$740,886

Represents the aggregate fees for products and services provided by the Company’s auditors other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. These fees include those related to Canadian Public Accountability Board fees, French translation work and process reviews.

Total Fees	$18,461,584	$19,001,112

Enbridge Inc. 2016 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Information related to Enbridge’s legal proceedings and regulatory actions can be found in Note 31, “Commitments and Contingencies”, to the Financial Statements.

INTERESTs OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or of any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares and of any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares and Preference Shares is CST Trust Company in Canada and Computershare in the United States:

In Canada: CST Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3 Telephone: 1-800-387-0825 or 416-682-3860 outside of North America Website: www.canstockta.com	In the United States: CST Trust Company 6201 – 15th Avenue Brooklyn, New York United States of America 11219 Telephone: 1-800-937-5449 Website: www.amstock.com

MATERIAL CONTRACTS

Other than agreements entered into in the ordinary course of business, the only material agreements to the Company are (a) the Contribution Agreement dated as of June 18, 2015 among Enbridge, IPL System, EIFH, the Fund, ECT and EIPLP which sets out the terms and conditions of the Canadian Restructuring Plan and (b) the Merger Agreement. Both of these agreements are available on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

The Company’s auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants.  PricewaterhouseCoopers LLP audited the consolidated financial statements of the Company as at December 31, 2016 and December 31, 2015 and for each of the periods then ended, as set forth in its auditor’s report dated February 17, 2017. PricewaterhouseCoopers LLP has advised that it is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the Rules of the SEC.

ADDITIONAL INFORMATION

Additional information about Enbridge is available on our website at www.enbridge.com and on SEDAR at www.sedar.com in Canada, and on EDGAR at www.sec.gov.  The aforementioned information is made available in accordance with legal requirements and is not, unless otherwise specifically stated, incorporated by reference into this AIF.

Enbridge Inc. 2016 Annual Information Form

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the management information circular for Enbridge’s most recent annual meeting of shareholders at which directors were elected.

Additional financial information is provided in the MD&A and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2016, which are available on SEDAR at www.sedar.com.

ENBRIDGE ENERGY PARTNERS, L.P. AND ENBRIDGE ENERGY MANAGEMENT, L.L.C.

Additional information about EEP and EEM can be found in their respective Annual Reports on Form 10-Ks that have been filed with the SEC.  These documents contain detailed disclosure with respect to EEP and EEM, respectively, and are publicly available on EDGAR at www.sec.gov.  No part of the Form 10-Ks filed by EEP and EEM are, unless otherwise specifically stated, incorporated by reference into this AIF.

ENBRIDGE GAS DISTRIBUTION INC.

Additional information about EGD can be found in its annual information form, financial statements and management’s discussion and analysis for the year ended December 31, 2016 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada. These documents contain detailed disclosure with respect to EGD and are publicly available on SEDAR at www.sedar.com.  These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

ENBRIDGE INCOME FUND

Additional information about the Fund can be found in its annual information form, financial statements and management’s discussion and analysis as well as the financial statements and management’s discussion and analysis of EIPLP, all of which are as at or for the year ended December 31, 2016 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada.  These documents contain detailed disclosure with respect to the Fund and are publicly available on SEDAR at www.sedar.com under the Fund’s profile.  These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

ENBRIDGE INCOME FUND HOLDINGS INC.

Additional information about EIFH can be found in its annual information form, financial statements and management’s discussion and analysis for the year ended December 31, 2016 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada.  These documents contain detailed disclosure with respect to EIFH and are publicly available on SEDAR at www.sedar.com.  These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

ENBRIDGE PIPELINES INC.

Additional information about EPI can be found in its annual information form, financial statements and management’s discussion and analysis for the year ended December 31, 2016 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada. These documents contain detailed disclosure with respect to EPI and are publicly available on SEDAR at www.sedar.com. These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

Enbridge Inc. 2016 Annual Information Form

APPENDIX A

TERMS OF REFERENCE FOR THE
AUDIT, FINANCE & RISK COMMITTEE

I.                                         CONSTITUTION

There shall be a committee, to be known as the Audit, Finance & Risk Committee (the “Committee”), of the Board of Directors of Enbridge Inc.

II.                                    MEMBERSHIP

Following each annual meeting of shareholders of the Corporation, the Board shall elect from its members, not less than three (3) Directors to serve on the Committee (the “Members”).  The Members and the Chair of the Committee are elected by the Board following the nomination of Directors by the Governance Committee.  No Member of the Committee shall be an officer or employee of the Corporation or any of the Corporation’s affiliates.  All members of the Committee shall, in the judgment of the Board, be unrelated and independent and shall satisfy applicable stock exchange and legal requirements. Determinations on whether a Director meets the requirements for membership on the Committee shall be made by the Board. At least one member of the Committee shall be a “financial expert” as determined by the Board and as defined by American legal or regulatory requirements.  No Director may serve as a member of the Committee if such Director also serves on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such Director to effectively serve on the Committee.

Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation.  Each Member shall hold office until the close of the next annual meeting of Shareholders of the Corporation or until the Member ceases to be a Director, resigns or is replaced, whichever first occurs.  Vacancies may be filled by the Board with nominees approved by the Governance Committee.

III.                                MEETINGS

The Committee shall convene at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, an officer, the internal auditor or the external auditors of the Corporation.  A minimum of twenty-four (24) hours’ notice of each meeting shall be given to each Member and to the internal and external auditors.

A meeting of the committee shall be duly convened if all Members are present, or at least a majority of the Members are present.  A quorum at a meeting shall consist of at least a majority of Members.  Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the Chair of the Committee, the Members may choose one (1) of the Members to be the Chair of the meeting.

At the invitation of a Member, other Board members, officers or employees of the Corporation, the external auditors, external counsel and other experts or consultants may attend any meeting of the Committee.

Members of the Committee may meet separately with any member of management, the external auditors, the internal auditor, internal or external counsel or any other expert or consultant.

Minutes shall be kept of all meetings of the Committee.

Enbridge Inc. 2016 Annual Information Form

IV.                               FUNDING

The Corporation shall provide appropriate funding, as determined by the Committee, for the payment of compensation to the external auditors and any independent counsel, experts or advisors employed by the Committee and administrative expenses of the Committee.

V.                                   REVIEW OF CHARTER

The Committee shall review and reassess the adequacy of its Terms of Reference at least annually and propose recommended changes to the Board.

VI.                               DUTIES AND RESPONSIBILITIES OF THE CHAIR

The Chair is responsible for:

A.	convening Committee meetings and designating the times and places of those meetings;

B.	ensuring Committee meetings are duly convened and that quorum is present when required;

C.	working with Management on the development of agendas and related materials for the Committee meetings;

D.	ensuring Committee meetings are conducted in an efficient, effective and focused manner;

E.	ensuring the Committee has sufficient information to permit it to properly make decisions when decisions are required;

F.	advising the Committee of any finance, accounting or misappropriation matters brought to the Chair’s attention through the Corporation’s Ethics and Conduct hotline procedures;

G.	reviewing the CEO’s expense reports;

H.	providing leadership to the Committee and to assist the Committee in reviewing and monitoring its responsibilities; and

I.	reporting to the Board on the recommendations and decisions of the Committee.

VII.                           DUTIES AND RESPONSIBILITIES

The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation’s financial statements and the financial reporting process, the management information systems and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the Corporation’s compliance with legal and regulatory requirements and the risk identification, assessment and management program.  In so doing, it is the Committee’s responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly.  The Committee’s role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management’s day-to-day duties.

Enbridge Inc. 2016 Annual Information Form

In performance of its duties and responsibilities, the Committee shall have the right as it determines necessary to carry out its duties to engage independent counsel, experts and other advisors, to inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates, and to discuss with the officers of the Corporation, its subsidiaries and affiliates, the internal auditor and the external auditors, such accounts, records and other matters as any Member considers appropriate.

The Committee shall have the following specific duties and responsibilities:

A.                                 DUTIES AND RESPONSIBILITIES RELATED TO THE EXTERNAL AUDITORS

The Committee shall:

(i)	(a)

be responsible for the appointment, compensation, oversight, retention and termination of the external auditors who shall report directly to the Committee, provided that the appointment of the auditor shall be subject to shareholder approval; and

(b) be responsible for the appointment, compensation, oversight, retention and termination of any other registered public accounting firm for audit, review or attestation services;

(ii)	review and approve the terms of the external auditors’ annual engagement letter, including the proposed audit fees;

(iii)

review and approve all engagements for audit services and non-audit services to be provided by the external auditors and, as necessary, consider the potential impact of such services on the independence of the external auditors;

(iv)

review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence;

(v)

at least annually, obtain and review a report by the external auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(vi)	resolve disagreements, if any, between management and the external auditors regarding financial reporting;

(vii)

inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors and that the external auditors are ultimately accountable to the Committee as representatives of the shareholders of the Corporation;

(viii)

discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Corporation’s financial statements or accounting policies; and

(ix)	establish hiring policies for employees or former employees of the external auditors.

Enbridge Inc. 2016 Annual Information Form

B.          DUTIES AND RESPONSIBILITIES RELATED TO AUDITS AND FINANCIAL REPORTING

The Committee shall:

(i)	review the engagement terms and the audit plan with the external auditors and with the Corporation’s management;

(ii)

review with management and the Corporation’s external auditors the Corporation’s financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation’s accounting principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates;

(iii)	review with management any anticipated changes in reporting standards, the preparedness of management and potential outcomes and impacts;

(iv)	review with management and the external auditors and make recommendations to the Board on all financial statements and financial disclosure which require approval by the Board including:

	(a)	the Corporation’s annual financial statements including the notes thereto and “Management’s Discussion and Analysis”;

	(b)	any report or opinion to be rendered in connection therewith;

	(c)	any change or initial adoption in accounting policies and their applicability to the business;

	d)	any audit problems or difficulties and management’s response;

	(e)	all significant adjustments proposed by the external auditors; and

	(f)	satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements.

(v)

review the Corporation’s interim financial results, including the notes thereto and “Management’s Discussion and Analysis” with management and the external auditors and approve the release thereof by management or recommend approval thereof to the Board for release by the Board;

(vi)	review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(vii)	discuss with the external auditors their perception of the Corporation’s internal audit and accounting personnel, and any recommendations which the external auditors may have;

(viii)

review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

Enbridge Inc. 2016 Annual Information Form

(ix)

review with management and monitor the funding exposure of the Corporation under the Corporation’s pension plans, annually review the Annual Pension Report and review and approve the financial statements applicable to each of the pension plans;

(x)

annually or more frequently as deemed necessary, meet separately with management and the external auditors, and at least annually with the internal auditors, to review issues and matters of concern respecting audits and financial reporting processes;

(xi)

review with the Corporation’s management and, as deemed necessary, review with the external auditors, any proposed changes in or initial adoption of accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of the Corporation’s management that may be material to financial reporting;

(xii)

review with the Corporation’s management and, as deemed necessary, with the external auditors, significant financial reporting issues arising during the fiscal period, including the methods of resolution;

(xiii)

review any problems experienced by the external auditors in performing an audit, including any restrictions imposed by the Corporation’s management or significant accounting issues on which there was a disagreement with the Corporation’s management;

(xiv)

review the post-audit or management letter containing the recommendations of the external auditors and the response of the Corporation’s management, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation (in respect of the scope of review of internal controls by the external auditors, the review is carried out to enable the external auditors to express an opinion on the Corporation’s financial statements);

(xv)

review before release relevant public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses, the Annual Information Form, and Management’s Discussion and Analysis;

(xvi)	review, in conjunction with the Human Resources & Compensation Committee, the appointment of the chief financial officer;

(xvii)

inquire into and determine the appropriate resolution of conflicts of interest in respect of audit, finance or risk matters between or among an officer, Director, shareholder, the internal auditors, or the external auditors, which are properly directed to the Committee by the Chair of the Board, the Board, a shareholder, the internal auditors, the external auditors, or the Corporation’s management; and

(xviii)

as deemed necessary by the Committee, inquire into and examine matters relating to the financial affairs of the Corporation, its subsidiaries or affiliates, or any of them, including the review of subsidiary or affiliate Audit Committee reports.

C.         DUTIES AND RESPONSIBILITIES RELATED TO FINANCIAL REPORTING PROCESSES AND INTERNAL CONTROLS

The Committee shall:

(i)

review the adequacy and effectiveness of the accounting and internal control policies of the Corporation and procedures through inquiry and discussions with the external auditors, management, and the internal auditor;

Enbridge Inc. 2016 Annual Information Form

(ii)

review with management the Corporation’s administrative, operational and accounting internal controls, including controls and security of the computerized information systems, and evaluate whether the Corporation is operating in accordance with prescribed policies, procedures and the Statement on Business Conduct;

(iii)

annually or more frequently if deemed necessary, meet separately with the external auditor, the head of the internal audit group and management, to review issues and matters of concern respecting financial reporting processes and internal controls;

(iv)	review with management and the external auditors any reportable conditions, material weaknesses and significant deficiencies affecting internal control;

(v)	establish and maintain free and open means of communication between and among the Committee, the external auditors, the internal auditor and management;

(vi)	review at least annually with the internal auditor the Corporation’s internal control procedures, and the scope and plans for the work of the internal audit group;

(vii)

review the adequacy of resources of the internal auditor and ensure that the internal auditor has unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors;

(viii)	review the annual report issued by the internal auditor including the response, if any, of management;

(ix)	approve the appointment and removal of the Chief Audit Executive;

(x)	adopt an Internal Audit Charter, which shall be reviewed, approved and confirmed at least annually, with or without amendments; and

(xi)

review and approve initial forward-looking information disclosure, determine whether updates are required, question management on the assumptions used, and approve targets before they are disclosed publicly.

D.                                DUTIES AND RESPONSIBILITIES RELATED TO FINANCE

The Committee shall:

(i)	review and as required, approve or recommend for approval to the Board, prospectuses and documents, where practicable, which may be incorporated by reference into a prospectus;

(ii)

review the issuance of equity or debt securities by the Corporation, and if deemed appropriate, authorize the filing with securities regulatory authorities of any prospectus, prospectus supplement or other documentation relating thereto; and

(iii)

review and recommend for approval to the Board the annual management information circular with respect to matters related to the auditor, affecting the capital of the Corporation or principal risks to be managed by the Corporation.

Enbridge Inc. 2016 Annual Information Form

E.                                   DUTIES AND RESPONSIBILITIES RELATED TO RISK MANAGEMENT

The Committee shall:

(i)          review at least annually with senior management, internal counsel and, as necessary, external counsel and the Corporation’s internal and external auditors:

(a)        the Corporation’s method of reviewing major risks inherent in the Corporation’s businesses, facilities, and strategic directions, including the Corporation’s risk management and evaluation process (in respect of risk management evaluations and guidelines relating to environment, health and safety matters, the Committee shall consult with and, as deemed necessary, review the recommendations of the Corporate Social Responsibility Committee or the Safety & Reliability Committee, as applicable);

(b)        the strategies, policies and practices applicable to the Corporation’s assessment, management, prevention and mitigation of risks (including the foreign currency and interest rate risk strategies, counterparty credit exposure, cash management, credit and financing, the use of derivative instruments, insurance and adequacy of tax provisions);

(c)        the Corporate Risk Assessment and updates thereto and report to the Board thereon;

(d)        the major financial risk exposures and steps management has taken to monitor and manage such exposures;

(e)        the Corporation’s annual insurance report including the risk retention philosophy and resulting uninsured exposure, if any; and

(f)         the loss prevention policies, risk management programs, disaster response and recovery programs, corporate liability protection programs for Directors and officers, and standards and accountabilities of the Corporation in the context of competitive and operational considerations; and

(ii)        consider other risk management matters from time to time as the Committee may consider appropriate or the Board may specifically direct.

F.                                    OTHER DUTIES OF AUDIT, FINANCE & RISK COMMITTEE

The Committee shall, as required, or as deemed necessary by the Committee:

(i)          meet separately with senior management, the internal auditors, the external auditors and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance and risk matters;

(ii)         review incidents or alleged incidents as reported by senior management, internal audit, the external auditor, the Chief Compliance Officer, the law department, or otherwise of fraud, illegal acts or conflicts of interest;

(iii)        establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

Enbridge Inc. 2016 Annual Information Form

(iv)        report to the Board after each Committee meeting, as required during the year, with respect to the Committee’s activities and recommendations;

(v)         address any other matter properly referred to the Committee by the Chair of the Board, the Board, a Director, the internal auditors, the external auditors, the CEO, or the management of the Corporation or any other matter as may be required under stock exchange rules or by law;

(vi)        in conjunction with the Governance Committee, conduct an annual performance evaluation of the Committee; and

(vii)        the Committee shall, in conjunction with Management, coordinate the performance of its duties with any audit committee of a subsidiary corporation, respecting the independence of such subsidiary directors and managing to ensure efficiency, effectiveness and consistency of approach with such subsidiary, concerning:

(a)                                 the external auditor;

(b)                                audits and financial reporting;

(c)                                 financial reporting processes and internal controls;

(d)                                finance; and

(e)                                 risk management

VIII.                       COMMITTEE TIMETABLE

The major annual activities of the Committee shall be outlined in an annual schedule.

IX.                               DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.  The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

Enbridge Inc. 2016 Annual Information Form

APPENDIX B

TRADING INFORMATION FOR ENBRIDGE INC.’S PUBLICLY LISTED SECURITIES

COMMON SHARES

The common shares of Enbridge Inc. (Common Shares) are traded on the Toronto Stock Exchange (TSX) in Canada, the principal market for such shares, and on the New York Stock Exchange (NYSE) in the United States of America (U.S.) under the symbol “ENB”.  The following table sets forth the monthly price ranges and volumes traded for the Common Shares on the TSX and NYSE in Canadian dollars (C$) and U.S. dollars (U.S.$).

	TSX			NYSE
	Price Per Share (C$)			Price Per Share (U.S.$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	48.66	41.23	50,926	34.60	28.44	38,268
February	47.87	42.77	61,994	35.32	30.83	41,351
March	51.23	46.75	61,123	39.05	34.76	30,026
April	53.84	48.73	31,700	42.50	37.07	18,095
May	53.27	49.93	32,227	41.33	38.52	18,462
June	54.92	52.48	31,303	43.04	40.15	22,232
July	55.48	51.06	25,839	43.39	38.73	22,108
August	55.21	51.56	27,614	42.32	39.49	19,139
September	59.10	51.79	59,244	45.73	39.57	98,392
October	59.07	56.79	28,481	44.78	42.95	41,348
November	58.25	54.15	35,667	43.40	39.94	55,075
December	57.75	55.20	34,880	42.98	41.38	37,795

PREFERENCE SHARES

The following tables set forth the monthly price ranges, in C$ and U.S.$, as applicable, and volumes traded for the preference shares in the capital of Enbridge Inc., which are issuable in series (Preference Shares) on the TSX.

	Series A Preference Shares (TSX: ENB.PR.A)			Series B Preference Shares (TSX: ENB.PR.B)
	Price Per Share (C$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	23.27	20.53	87	15.14	12.08	556
February	23.71	22.07	82	12.85	11.20	786
March	23.47	22.50	123	14.74	12.10	832
April	24.89	23.21	130	14.80	13.91	785
May	24.74	24.13	56	14.70	13.87	425
June	24.91	24.51	51	14.43	12.82	926
July	25.10	24.55	64	14.16	13.04	543
August	25.50	25.00	69	14.84	14.07	671
September	25.30	25.12	60	14.88	14.44	707
October	25.40	25.18	45	15.80	14.63	639
November	25.55	24.80	89	16.37	15.47	1,195
December	25.09	24.55	82	17.35	15.90	1,245

Enbridge Inc. 2016 Annual Information Form

	Series D Preference Shares (TSX: ENB.PR.D)			Series F Preference Shares (TSX: ENB.PR.F)
	Price Per Share (C$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	15.60	12.30	454	16.45	12.45	625
February	13.00	11.52	467	13.53	12.25	736
March	14.88	12.52	505	15.38	12.88	622
April	14.85	14.11	501	15.56	14.51	635
May	14.80	13.90	338	15.17	14.44	652
June	14.54	13.31	965	15.42	13.65	686
July	15.00	13.70	433	15.51	14.00	681
August	15.68	14.96	422	16.12	15.38	578
September	15.30	14.74	415	15.62	15.02	558
October	16.16	14.85	583	16.46	15.21	633
November	16.68	15.85	541	17.08	16.10	827
December	17.36	15.77	780	17.69	16.20	1,041

	Series H Preference Shares (TSX: ENB.PR.H)			Series J Preference Shares (TSX: ENB.PR.U)
	Price Per Share (C$)			Price Per Share (U.S.$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	14.86	12.09	481	17.76	14.67	208
February	12.85	11.40	370	15.08	13.47	317
March	14.76	12.29	524	17.00	14.36	213
April	14.84	14.01	527	17.85	16.02	257
May	14.58	13.71	347	17.94	17.44	185
June	14.32	12.82	645	17.79	16.25	168
July	13.92	13.05	587	17.60	15.86	215
August	14.82	13.90	499	18.10	17.30	325
September	14.70	14.20	345	18.25	17.93	153
October	15.33	14.41	595	18.71	18.07	167
November	15.70	14.95	494	19.80	18.72	386
December	16.14	14.81	826	22.28	20.00	443

	Series L Preference Shares (TSX: ENB.PF.U)			Series N Preference Shares (TSX: ENB.PR.N)
	Price Per Share (U.S.$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	17.79	14.81	386	16.63	13.29	620
February	15.10	13.75	342	14.15	12.65	579
March	16.94	14.52	274	16.45	13.41	723
April	17.70	16.19	263	16.74	15.79	437
May	17.80	17.46	342	16.38	15.34	413
June	17.75	16.45	240	16.10	14.36	584
July	17.39	16.25	330	16.15	14.70	515
August	18.20	17.34	793	16.89	16.10	477
September	18.44	17.91	370	16.31	15.69	489
October	19.08	18.15	303	17.35	15.91	738
November	19.90	18.96	511	17.86	17.01	881
December	22.29	20.03	450	18.56	16.89	630

Enbridge Inc. 2016 Annual Information Form

	Series P Preference Shares (TSX: ENB.PR.P)			Series R Preference Shares (TSX: ENB.PR.T)
	Price Per Share (C$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	16.37	12.99	514	16.51	13.24	486
February	13.85	12.45	1,104	13.97	12.51	369
March	15.83	13.01	603	16.19	13.43	480
April	16.00	15.07	458	16.25	15.21	387
May	15.65	14.95	408	15.90	15.01	293
June	15.66	14.04	484	15.71	14.14	600
July	15.79	14.43	304	15.82	14.44	509
August	16.46	15.70	395	16.39	15.82	489
September	16.08	15.41	380	15.98	15.45	369
October	16.91	15.65	413	16.83	15.65	531
November	17.28	16.40	512	17.30	16.38	498
December	17.90	16.25	730	18.01	16.25	890

	Series 1 Preference Shares (TSX: ENB.PR.V)			Series 3 Preference Shares (TSX: ENB.PR.Y)
	Price Per Share (U.S.$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	17.80	14.79	506	16.48	13.00	555
February	15.25	13.87	574	13.96	12.38	379
March	17.00	14.73	335	15.87	13.30	783
April	18.00	16.50	276	16.20	15.15	486
May	18.00	17.51	381	15.80	14.65	332
June	17.90	16.40	324	15.25	13.89	806
July	17.64	16.31	486	15.87	14.12	546
August	18.25	17.34	368	16.46	15.80	390
September	18.45	18.19	254	16.06	15.28	255
October	19.33	18.31	286	16.59	15.46	511
November	19.93	19.13	381	17.05	16.00	620
December	22.14	20.00	561	17.43	16.16	694

	Series 5 Preference Shares (TSX: ENB.PF.V)			Series 7 Preference Shares (TSX: ENB.PR.J)
	Price Per Share (U.S.$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	17.60	14.74	308	17.50	13.85	314
February	15.45	14.05	481	14.55	13.70	183
March	16.89	14.66	141	17.05	14.19	262
April	17.95	16.50	126	17.28	16.03	190
May	18.94	17.11	248	16.90	15.88	257
June	17.73	16.05	136	16.55	14.87	398
July	17.55	16.00	255	17.11	15.25	264
August	18.30	17.26	267	17.88	16.99	254
September	18.35	17.95	127	17.25	16.60	242
October	19.00	18.25	168	17.97	16.55	315
November	19.64	18.83	268	18.31	17.20	344
December	21.51	19.65	297	18.87	17.10	527

Enbridge Inc. 2016 Annual Information Form

	Series 9 Preference Shares (TSX: ENB.PF.A)			Series 11 Preference Shares (TSX: ENB.PF.C)
	Price Per Share (C$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	17.91	14.43	357	18.19	14.58	573
February	15.63	14.70	312	15.65	14.72	414
March	18.02	15.04	302	18.00	15.20	492
April	18.05	17.10	301	17.99	17.01	333
May	17.77	16.68	157	17.70	16.65	311
June	17.44	15.80	350	17.54	15.83	560
July	17.80	15.98	276	17.85	16.05	390
August	18.62	17.46	241	18.59	17.58	379
September	17.52	16.82	415	17.65	16.90	515
October	18.30	17.09	327	18.44	17.17	326
November	18.50	17.61	611	18.51	17.61	602
December	19.08	17.60	701	19.08	17.66	611

	Series 13 Preference Shares (TSX: ENB.PF.E)			Series 15 Preference Shares (TSX: ENB.PF.G)
	Price Per Share (C$)			Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	18.05	14.46	312	18.41	15.01	337
February	15.62	14.65	322	15.90	14.94	310
March	17.98	15.17	331	18.02	15.25	385
April	17.95	17.05	341	18.16	17.05	322
May	17.83	16.65	216	17.87	17.00	194
June	17.42	15.96	384	17.63	16.28	481
July	17.93	16.20	407	18.28	16.57	594
August	18.70	17.61	484	19.10	17.94	349
September	17.70	17.05	384	18.07	17.39	336
October	18.58	17.25	374	18.83	17.73	267
November	18.75	17.72	489	19.21	18.05	450
December	19.24	17.66	717	19.24	17.74	587

Series 17 Preference Shares (TSX: ENB.PF.I)
Price Per Share (C$)
Period
2016	High ($)	Low ($)	Volume (‘000)
January	-	-	-
February	-	-	-
March	-	-	-
April	-	-	-
May	-	-	-
June	-	-	-
July	-	-	-
August	-	-	-
September	-	-	-
October	-	-	-
November	25.17	24.95	2,429
December	25.65	25.02	1,571

Enbridge Inc. 2016 Annual Information Form

APPENDIX C

SUMMARY OF TERMS AND CONDITIONS OF ENBRIDGE INC.’S AUTHORIZED SECURITIES

Common Shares

Holders of common shares in the capital of Enbridge Inc. (Common Shares) are entitled to receive dividends if, as and when declared by the Board of Directors (Board). Holders of Common Shares are entitled to receive notice of and to attend all meetings of the holders of Common Shares and are entitled to one vote per Common Share held at all such meetings.  In the event of any liquidation, dissolution or winding up of Enbridge Inc. (the Company) or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, holders of Common Shares will be entitled to participate ratably in any distribution of assets of the Company.

The Company has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, including any related parties, acquires or announces the intention to acquire 20% or more of the outstanding Common Shares without complying with certain provisions set out in the plan, or without approval of the Board.  Should such an acquisition occur, each rights holder, other than the acquiring person and its related parties, will have the right to purchase Common Shares at a 50% discount to the market price at that time.  The plan was reconfirmed at the 2005, 2008, 2011 and 2014 annual meetings of shareholders and the shareholders will be asked to reconfirm the plan at the 2017 annual meeting of shareholders.

Enbridge’s Dividend Reinvestment and Share Purchase Plan enables registered shareholders of the Company to purchase additional Common Shares by reinvesting all of the cash dividends paid on the Common Shares and also by making optional cash payments of up to $5,000 per quarter, in both cases without incurring brokerage or other transaction expenses.  Effective with dividends payable on March 1, 2008, participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of Common Shares with reinvested dividends.

Enbridge also has stock based compensation plans that allow employees to purchase Common Shares, including incentive and performance stock option plans. Option exercise prices are determined based on the weighted average market prices of the Common Shares for the five days preceding the date of issuance.  Options granted under the incentive stock option plan vest at 25% per year over four years, starting on the first anniversary of the grant date, and expire ten years after the grant date.  Options granted under the performance stock option plan vest at 20% per year over five years and expire eight years after the grant date.

Preference Shares

The preference shares in the capital of the Company, which are issuable in series (the “Preference Shares”) may be issued in one or more series.  The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preference Shares before the issue of such series.  Holders of the Preference Shares are not entitled to receive notice of or to attend or vote at any meeting of the shareholders of the Company, except as required by law.  The Preference Shares of each series rank on parity with the Preference Shares of every other series with respect to priority in the payment of dividends and priority on the return of capital or any other distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a “Liquidation Distribution”).  The Preference Shares of each series are entitled to priority over the Common Shares and any other shares of the Company ranking junior to the Preference Shares with respect to the payment of dividends and on a Liquidation Distribution.

The Board will fix the number of shares in each series and the provisions attached to each series before issue.  The following chart summarizes the series of Preference Shares issued and outstanding at year end.

C-1

Enbridge Inc. 2016 Annual Information Form

Series	Authorized	Issued and Outstanding	Amount (C$)	Annual Dividend Rate[1]	Redemption and Conversion Option Date[2,3]	Per Share Base Redemption Value (C$)	Right to Convert on a One for One Basis[3,4]
A	5,000,000	5,000,000	$125,000,000	$1.375	N/A	$25.00	N/A
B	20,000,000	20,000,000	$500,000,000	$1.000	June 1, 2017	$25.00	Series C
D	18,000,000	18,000,000	$450,000,000	$1.000	March 1, 2018	$25.00	Series E
F	20,000,000	20,000,000	$500,000,000	$1.000	June 1, 2018	$25.00	Series G
H	14,000,000	14,000,000	$350,000,000	$1.000	September 1, 2018	$25.00	Series I
J	8,000,000	8,000,000	US$200,000,000	U.S.$1.000	June 1, 2017	U.S.$25.00	Series K
L	16,000,000	16,000,000	US$400,000,000	U.S.$1.000	September 1, 2017	U.S.$25.00	Series M
N	18,000,000	18,000,000	$450,000,000	$1.000	December 1, 2018	$25.00	Series O
P	16,000,000	16,000,000	$400,000,000	$1.000	March 1, 2019	$25.00	Series Q
R	16,000,000	16,000,000	$400,000,000	$1.000	June 1, 2019	$25.00	Series S
1	16,000,000	16,000,000	US$400,000,000	U.S.$1.000	June 1, 2018	U.S.$25.00	Series 2
3	24,000,000	24,000,000	$600,000,000	$1.000	September 1, 2019	$25.00	Series 4
5	8,000,000	8,000,000	US$200,000,000	U.S.$1.100	March 1, 2019	U.S.$25.00	Series 6
7	10,000,000	10,000,000	$250,000,000	$1.100	March 1, 2019	$25.00	Series 8
9	11,000,000	11,000,000	$275,000,000	$1.100	December 1, 2019	$25.00	Series 10
11	20,000,000	20,000,000	$500,000,000	$1.100	March 1, 2020	$25.00	Series 12
13	14,000,000	14,000,000	$350,000,000	$1.100	June 1, 2020	$25.00	Series 14
15	11,000,000	11,000,000	$275,000,000	$1.100	September 1, 2020	$25.00	Series 16
17	30,000,000	30,000,000	$750,000,000	$1.288	March 1, 2022	$25.00	Series 18

Notes:

(1)       The holder is entitled to receive a fixed, cumulative, quarterly preferential dividend, as declared by the Board.  With the exception of Series A Preference Shares, such fixed dividend rate resets every five years beginning on the initial redemption and conversion option date. The Series 17 Preference Shares contain a feature where the fixed dividend rate, when reset every five years, will not be less than 5.15%. No other series of Preference Shares has this feature.

(2)       The Company may, at its option, redeem all or a portion of the outstanding Preference Shares for the Base Redemption Value per share plus all accrued and unpaid dividends on the redemption option date and on every fifth anniversary thereafter.

(3)       The holder will have the right, subject to certain conditions, to convert their shares into cumulative redeemable Preference Shares of a specified series on the conversion option date and every fifth anniversary thereafter.

(4)       With the exception of Series A Preference Shares, after the redemption and conversion option dates, holders may elect to receive quarterly floating rate cumulative dividends per share at a rate equal to: $25 x (number of days in quarter/365) x (90-day Government of Canada treasury bill rate + 2.4% (Series C), 2.37% (Series E), 2.51% (Series G), 2.12% (Series I), 2.65% (Series O), 2.5% (Series Q), 2.5% (Series S), 2.38% (Series 4), 2.57% (Series 8), 2.66% (Series 10), 2.64% (Series 12), 2.66% (Series 14), 2.68% (Series 16), 4.14% (Series 18); or US$25 x (number of days in quarter/365) x (three-month United States Government treasury bill rate + 3.05% (Series K), 3.15% (Series M), 3.14% (Series 2) or 2.82% (Series 6)).

C-2

Enbridge Inc. 2016 Annual Information Form